As filed with the Securities and Exchange Commission on ______________, 2012.
Registration No. 333–[______]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S–1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

(Exact name of registrant as specified in its charter)

Nevada	26–0693872
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

16 Market Square Center 1400 16th Street Suite 400 Denver, CO 80202 (720) 932–8389 (Phone)	Alvaro Valencia President and Chief Executive Officer American Power Corp. 16 Market Square Center 1400 16th Street Suite 400 Denver, CO 80202 (720) 932–8389 (Phone)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michelle Shepston Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, Colorado 80202 303–892–9400 (Phone) 303–892–7400 (Fax)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post–effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post–effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non–accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non–accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Offering price per share(3)	Aggregate offering price(3)	Registration fee(4)
Common Stock, par value $0.001 per share	15,700,000 shares	$.10	$1,570,000	$179.93

(1)           In accordance with Rule 416(a) of the Securities Act of 1933, as amended, this registration statement shall be deemed to cover an indeterminate number of shares that may become issuable as a result of stock splits, stock dividends or similar transactions.

(2)           Includes (i) 14,965,606 shares of Common Stock which may be issued under the Amended and Restated Standby Equity Distribution Agreement between American Power Corp. and YA Global Master SPV Ltd., having an aggregate value of $1,496,561, based on an assumed price per share of $0.10 and (ii) 734,394 shares issued to YA Global Master SPV Ltd. as payment of commitment fees in connection with the transaction.

(3)           Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The calculation of the proposed maximum aggregate offering price of the Common Stock is based on the average of the bid and asked prices for the common stock on June 8, 2012.

(4)           Pursuant to Rule 457(p), filing fee to be paid is offset by $471.88 previously paid by American Power Corp. on April 2, 2012 under Registration Statement No. 333-180522.  No shares were sold pursuant to the previously  referenced Registration Statement because of its withdrawal.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, dated June 22, 2012

PROSPECTUS

American Power Corp.

15,700,000 Shares of Common Stock

This prospectus relates to the public offering of up to 15,700,000 shares of American Power Corp.’s (the “Company,” “we,” “our”) $0.001 par value per share common stock (the “Common Stock”) by YA Global Master SPV Ltd (“YA Global”) (the “Selling Stockholder”). The Securities and Exchange Commission (the “SEC”) may take the view that, under certain circumstances, any broker–dealers or agents that participate with the Selling Stockholder in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Commissions, discounts or concessions received by any such broker–dealer or agent may be deemed to be underwriting commissions under the Securities Act. YA Global has informed us that it is an “underwriter” within the meaning of the Securities Act. The Selling Stockholder may sell Common Stock from time to time in the principal market on which our Common Stock is quoted and traded at the prevailing market price or in negotiated transactions. We will not receive any of the proceeds from the sale of those shares being sold by the Selling Stockholder.

The Selling Stockholder is offering these shares of Common Stock. The Selling Stockholder may sell all or a portion of these shares from time to time in market transactions through any market on which the Common Stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The Selling Stockholder will receive all proceeds from such sales of the Common Stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

Our Common Stock is traded on the OTC Bulletin Board under the symbol “AMPW.”  On June 8, 2012, the last reported sale price of the Company’s common stock on the OTC Bulletin Board was $010 per share.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” on page 4 of this prospectus in determining whether to purchase our securities.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The Selling Stockholder may not sell the securities until the registration statement, of which this prospectus forms a part, is filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the Common Stock in any jurisdiction in which the offer or sale is not permitted.

The date of this prospectus is                                        , 2012.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

THE OFFERING	3

RISK FACTORS	4

CAUTIONARY STATEMENT REGARDING FORWARD–LOOKING STATEMENTS	12

USE OF PROCEEDS	13

SELLING STOCKHOLDER	14

PLAN OF DISTRIBUTION	15

DESCRIPTION OF SECURITIES TO BE REGISTERED	17

ABOUT THE COMPANY	18

MARKET PRICE AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	29

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	31

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	35

EXECUTIVE COMPENSATION	36

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	38

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	39

LEGAL MATTERS	39

EXPERTS	39

WHERE YOU CAN FIND MORE INFORMATION	39

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	40

FINANCIAL STATEMENTS	41

FINANCIAL STATEMENTS	41

DECEMBER 31, 2011 AND 2010	41

(UNAUDITED)	41

AMERICAN POWER CORP	42

(AN EXPLORATION STAGE COMPANY)	42

BALANCE SHEETS	42

We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus. The Selling Stockholder is not making an offer of these securities in any state where the offer is not permitted.

PROSPECTUS SUMMARY

This summary contains basic information about us and the resale of the securities being offered by the selling stockholder.   You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the notes to the financial statements, before making an investment decision.  This summary is qualified in its entirety by the more detailed information and the financial statements and related notes.

The terms “American Power,” “Company,” “we,” “our,” and “us” refer to American Power Corp. and its subsidiaries, unless the context suggests otherwise.

The Company

We are an independent company and our primary business focus is to acquire, explore and develop coal, oil and gas properties in the United States, with a particular focus on the Rocky Mountains region.  We have acquired certain coal and mineral rights located in Judith Basin County, Montana, collectively described as the “PACE Coal Project.” These rights are speculative in nature and additional exploration work is required to determine their value. We plan to explore the PACE Coal Project and acquire and explore new properties that we believe are prospective for coal and/or hydrocarbons.

 Our planned exploration drilling program on the PACE Coal property consists of 61 drilling sites and involves a total of 53,875 feet of drilling in three different phases (which are discussed in more detail below), of which 14,076 feet of drilling and 18 drill sites have been completed to date.  All Phase I and Phase II drilling operations and one drill hole corresponding to Phase III of our exploration program have been completed.  Drilling operations were suspended in December 2011 due to weather considerations and are expected to resume in the fall of 2012 after finding capable drilling contractors and securing adequate financing.  Our technical team has designated 14 Phase III drill holes as priority drill holes. These priority drill holes are expected to further define mineralization, provide additional coal quality data, and provide information to determine if any remaining Phase III drill holes will require coring.

We have commissioned the preparation of a preliminary reserve study and a mine feasibility study for the PACE Coal property with the project data obtained during the 2011 drilling season and data from previous exploration work carried out by Mobil Oil Co. The studies are expected to be completed by our engineering consultant Weir International, Inc. (“Weir”) during June 2012. Weir will also provide recommendations for additional exploration drilling to further delineate mineralization on the Pace Coal property. The preliminary reserve study is expected to include the preparation of an electronic drill hole database for the property, verification of seam correlations, preparation of a seam reserve map and estimation of the mineable reserves and non-reserve mineralization. The preparation of reserve estimates and coal quality tables will be done in accordance with US Geological Survey and the US Securities and Exchange Commission requirements. The preliminary mine feasibility study will include a mine plan suitable to geology and production requirements and projections for production capacity, productivity, staffing levels, equipment and facilities, capital expenditures and operating costs.

We expect to obtain a final reserve study setting forth the quantity and classification of proven and probable coal reserves and a valuation thereof and final mine feasibility study, which includes a mining plan to produce a minimum of fifty (50) million tons of coal, by April 9, 2013. These final studies will incorporate the drilling results of all three phases of the exploration program. The minimum production should be viewed as a desired target and not as a mandatory target and will be exclusively determined by the technical option of Weir.

We have not yet established an ongoing source of revenues sufficient to cover our operating costs and, for the years ended September 30, 2011 and 2010, we had a net loss of $1,952,064 and $777,221, respectively.  As such, our independent registered public accounting firm has included in its auditor’s report an explanatory paragraph that states that our continuing losses from operations raise substantial doubt as to our ability to continue as a going concern.

Our principal executive offices are located at 16 Market Square Center, 1400 16th Street, Suite 400, Denver, CO 80202. Our telephone number is (720) 932–8389.

About This Offering

On February 17, 2012, we entered into a Standby Equity Distribution Agreement, which was subsequently amended and restated on June 22, 2012  (the “SEDA”) with YA Global pursuant to which we may, at our sole and exclusive option, periodically sell to YA Global shares of our Common Stock for a total purchase price of up to four million dollars ($4,000,000). Each sale of Common Stock, pursuant to an advance notice under the SEDA (each an “advance notice”), will be limited to the greater of (1) $250,000 and (2) the average of the daily value traded for each of the 10 trading days prior to the applicable advance notice. For each share of Common Stock purchased pursuant to the SEDA, YA Global will pay us ninety–five (95%) of the market price, defined as the average of the two lowest daily volume weighted average price of the Common Stock during the five (5) consecutive trading days following delivery by us of an advance notice, which price will not be less than 90% of the volume weighted average price on the trading day prior to the advance notice date. Under the SEDA, we cannot sell shares of Common Stock until such time as the registration statement of which this prospectus forms a part is declared effective by the SEC. We are not obligated to sell any shares of Common Stock under the SEDA and there are no minimum commitments or minimum use penalties.

We plan to utilize the proceeds of any sales of common stock under the SEDA for (i) the repayment of certain loan amounts due to JBM Energy Company, LLC (“JBM Energy”) and Mr. Russell B. Pace, Jr. (“Pace”) with respect to the Pace Coal properties, (ii) the completion of Phase III of the exploration drilling program in Judith Basin County; (iii) the preparation of a final reserve study, mine feasibility study and market study; and (iv) for general corporate purposes.

In addition, on February 17, 2012, we issued to YA Global an aggregate of 734,394 shares (the “Commitment Fee Shares”) of Common Stock as complete payment of a $120,000 commitment fee in connection with the contemplated transactions.

In accordance with the SEDA, we agreed to register for resale the Commitment Fee Shares and a number of shares to be issued under the SEDA. Therefore, we have prepared and filed this prospectus for the purpose of registering the resale by YA Global of the 734,394 Commitment Fee Shares currently owned by YA Global and up to 14,965,606 shares of Common Stock to be issued pursuant to the SEDA, but we do not know when or whether, or at what price, any or all of the shares may be sold.  In the event that we wish to sell shares to YA Global under the SEDA in excess of the number of shares covered by this registration statement, we would need to file a new registration statement to cover those shares.

THE OFFERING

Common Stock Outstanding Prior to the Offering	99,080,418 shares of Common Stock were outstanding as of June 8, 2012.(1)
Common Stock Offered by the Selling Stockholder	Up to 15,700,000 shares of Common Stock.
Common Stock to be Outstanding After the Offering	Up to 114,780,418 shares of Common Stock.
Percentage of Outstanding Common Stock being Offered	Approximately 15.85%
Offering Price	The selling stockholder may sell the Common Stock at prices and on terms determined by the market, in negotiated transactions or through underwriters.
Dividend Policy	We do not anticipate paying dividends on our common stock in the foreseeable future.
Use of Proceeds	The Common Stock offered pursuant to this prospectus are being sold by the selling stockholder, and we will not receive any proceeds of the offering.
____________________
(1)	This number does not include 5,948,819 shares issuable under the exercise of outstanding options and warrants.

See the description of our Common Stock contained in our Registration Statement on Form S–1 filed with the SEC on June 9, 2008, as amended as described in our Definitive Statement on Schedule 14C filed with the Commission on April 20, 2010, for additional information regarding the Common Stock.

RISK FACTORS

An investment in our securities involves a high degree of risk.  You should carefully consider and evaluate all of the information contained in this prospectus before you decide to purchase our Common Stock.  Any of the risks and uncertainties set forth therein and below could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our Common Stock.  As a result, you could lose all or part of your investment.

Risks Related to Our Business

We have no history of revenues from operations, we may never operate profitably and investors may lose all of their investment in our company.

We have no history of revenues from operations.  We are an exploration stage company with only a limited operating history upon which to base an evaluation of our current business and future prospects.  Further, we do not have an established history of locating and developing mineral and oil and gas properties.  As a result, the revenue and income potential of our business is unproven and there can be no assurance that we will ever operate profitably.  The exploration and development of mineral properties requires substantial capital, often over a substantial period of time.  We anticipate that we will incur increased operating expenses without realizing any revenues over the next several years. We therefore expect to incur significant losses into the foreseeable future.  If we are unable to successfully develop the PACE Coal Property or other properties we acquire in the future, we will not be able to establish revenues, earn profits or continue operations, and our stock may become worthless, causing our investors to lose all of their investment in us.

Our independent auditors have raised substantial doubt about our ability to continue as a going concern.

At March 31, 2012 and September 30, 2011, we had a net loss of $1,141,719 and $1,952,064, respectively.  As such, our independent auditors have included in their auditor report an explanatory paragraph that states that our continuing losses from operations raise substantial doubt as to our ability to continue as a going concern.  Our ability to continue as a going concern is contingent upon our ability to obtain additional financing as we explore and develop the Pace Coal Project.  If we are unable to obtain future financing to meet our working capital requirements, we will have to delay our exploration and development plans or cease operations altogether.

We currently own rights with respect to a sole mineral property which increases the risks associated with our operations.

The PACE Coal Project is currently our sole project.  The agreements, as amended, under which we acquired the PACE property require us to make future payments to the sellers of the property, which payment obligations are secured by the property, and completion of a final reserve study and mine feasibility study by April 9, 2013.  If we are unable to make these payments or complete these other obligations, we may lose our interest in the property. The Company plans to evaluate all available exploration data to delineate the extent of the potential resources, estimate their recoverability and determine requirements for additional exploration and analytical testing. The Company has commissioned the preparation of a preliminary reserve study and a mine feasibility study for the PACE Coal property with the project data obtained during the 2011 drilling season. The studies are expected to be completed by June 2012.

We are subject to all of the risks inherent in the mining industry.

As an exploration stage company, our work is highly speculative and involves unique and greater risks than are generally associated with other businesses.  There can be no assurance that the PACE Coal Project or any the properties we acquire contain or will contain a commercially viable ore body or reserves until additional exploration work is done and an evaluation based on such work concludes that development of and production from the ore body is technically, economically and legally feasible.  We are subject to all of the risks inherent in the mining industry, including, without limitation, the following:

•
Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

•
Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization and most exploration projects do not result in the discovery of commercially mineable deposits of ore;

•
Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;

•
A large number of factors beyond our control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

•	Once mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change;

•
Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities; and

•
If we proceed to development of a mining operation, our mining activities would be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave–ins, pit–wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God.  Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage  that we obtain or may not be insured due to economic considerations.

Loss of key personnel and failure to attract qualified managers, technologists, independent engineers, and geologists could limit our growth and negatively impact our operations.

We depend upon our consultants to a substantial extent. In particular, we depend upon Mr. Alvaro Valencia, our President and Chief Executive Officer, and Mr. Johannes Petersen, our Secretary and Chief Financial Officer, for their skills, experience, knowledge of the company and industry contacts. The loss of Mr. Valencia or Mr. Petersen could have a material adverse effect on our business, results of operations or financial condition.

As we grow, we may increasingly require field managers with experience in our industry and skilled engineers, geologists and technologists to operate diagnostic, seismic, 3D and drilling equipment. It is impossible to predict the availability of qualified managers, technologists, skilled engineers and geologists or the compensation levels that will be required to hire them. In particular, there is a very high demand for qualified technologists who are particularly necessary to operate systems similar to the ones that we intend to operate.  We may not be able to hire and retain a sufficient number of technologists, engineers and geologists and we may be required to pay bonuses and higher independent contractor rates to our technologists, engineers and geologists, which would increase our expenses.

The loss of the services of any member of our senior management or our inability to hire qualified managers, technologists, skilled engineers, and geologists at economically reasonable compensation levels could adversely affect our ability to operate and grow our business.

Complying with federal and state regulations is an expensive and time–consuming process and any failure to comply could result in substantial penalties.

Our exploration efforts are directly or indirectly subject to extensive and continually changing regulation affecting mining and the oil and natural gas industry. Many departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding on the mining and oil and natural gas industry and our individual participants. The failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the mining and oil and natural gas industry increases our cost of doing business and, consequently, will affect our profitability.

If operations on the properties we acquire are found to be in violation of any of the laws and regulations to which we are subject, we may be subject to the applicable penalties associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of operations. Any penalties, damages, fines or curtailment of operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. In addition, many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business.

We may experience competition from other mining and energy exploration and production companies, and this competition could adversely affect our revenues and our business.

The market for coal, oil and natural gas properties is generally highly competitive.  Many existing competitors, as well as potential new competitors, have longer operating histories, greater name recognition, substantial track records and significantly greater financial, technical and technological resources than us. This may allow them to devote greater resources to the development and promotion of their coal, oil and natural gas exploration and production projects. Many of these competitors offer a wider range of coal, oil and natural gas opportunities not available to us and may attract business partners, consequently resulting in a decrease of our business opportunities. These competitors may also engage in more extensive research and development, adopt more aggressive strategies and make more attractive offers to existing and potential purchasers and partners. Furthermore, competitors may develop technology and exploration strategies that are equal or superior to us and achieve greater market recognition. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to better address the needs of our target market. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share.

There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

We will need to increase the size of our organization in order to achieve profitability, and increased growth will be difficult to manage, which could have an adverse impact on our business.

We expect to experience a period of significant expansion in headcount, facilities, infrastructure and overhead and anticipate that further expansion will be required to address potential growth and market opportunities. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional independent contractors and managers. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

Coal, oil and natural gas prices are volatile and low prices could have a material adverse impact on our business.

Our growth and future profitability and the carrying value of our properties depend substantially on prevailing coal, oil and natural gas prices. Prices also affect the amount of cash flow available for capital expenditures, if any, and our ability to borrow and raise additional capital. The amount we will be able to borrow under any credit facility will be based, in part, on changing expectations of future prices. Lower prices may also reduce the amount of coal, oil and natural gas that we can economically produce and have an adverse effect on the value of our properties. Prices for coal, oil and natural gas have increased significantly and have been more volatile over the past twelve months. Historically, the markets for coal, oil and natural gas have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause volatility are:

•	the domestic and foreign supply of coal, oil and gas;

•	the ability of members of the Organization of Petroleum Exporting Countries, or OPEC, and other producing countries to agree upon and maintain oil prices and production levels;

•	the level of consumer product demand;

•	the growth of consumer product demand in emerging markets, such as China and India;

•	labor unrest in coal, oil and natural gas producing regions;

•	weather conditions, including hurricanes and other natural disasters;

•	the price and availability of alternative fuels;

•	the price of foreign imports; and

•	worldwide economic conditions.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of coal, oil and natural gas and our resulting ability to raise capital.

Assets we acquire may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities, which could have a negative impact on our business.

Our initial growth is expected to result from acquisitions of mineral and oil and gas properties. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future energy prices, operating and capital costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. Typically, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties.

Actual future production and quantities of recoverable coal, oil and natural gas reserves may vary from those estimated on any assets we acquire.  Any significant variance could materially affect the estimated quantities and the value of any potential reserves.

Exploration and development drilling efforts may not be successful, decreasing the value of our assets.

We require significant amounts of undeveloped leasehold acreage in order to further our development efforts. Exploration, development, drilling and production activities are subject to many risks, including the risk that commercially productive reservoirs will not be discovered. We invest in property, including undeveloped leasehold acreage, which we believe will result in projects that will add value over time. However, we cannot guarantee that any of our prospects will result in viable projects or that we will not abandon any of our initial investments. Additionally, we cannot guarantee that the leasehold acreage we acquire will be profitably developed, that new wells drilled on such properties will be productive or that we will recover all or any portion of our investment in such leasehold acreage, mines or wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting operating and other costs. We rely to a significant extent on 3D seismic data and other advanced technologies in identifying leasehold acreage prospects and in determining whether or not to participate in a new well. The 3D seismic data and other technologies we use do not allow us to know conclusively prior to acquisition of leasehold acreage or the drilling of a well whether oil or natural gas is present or may be produced economically.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and energy field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies and/or qualified personnel to operate properties. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases. As a result of increasing levels of exploration and production in response to strong prices of oil and natural gas, the demand for oilfield services has risen, and the costs of these services are increasing, while the quality of these services may suffer. If the unavailability or high cost of drilling rigs, equipment, supplies or qualified personnel is particularly severe in Colorado and Montana, we could be materially and adversely affected because we expect our properties will be concentrated in those states.

The title to the sole property which we have, or any properties which we may acquire an interest in, may be impaired by title defects.

We seek to confirm the validity of our rights to title to, or contract rights with respect to, any mineral property in which we have a material interest. Title insurance generally is not available, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions is limited. We generally do not conduct surveys of our properties until they have reached the development stage, and therefore, the precise area and location of such properties could be in doubt. Accordingly, our mineral properties could be subject to prior unregistered agreements, transfers or claims and title could be affected by, among other things, undetected defects. In addition, we might be unable to operate our properties as permitted or to enforce our rights with respect to our properties. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in the assignment of rights in properties in which we hold an interest, we will suffer a financial loss.

Our decision to acquire a property will depend, in part, on the evaluation of data obtained from engineering studies, geophysical and geological analyses, and seismic and other information, the results of which are often incomplete or inconclusive.

Our reviews of acquired properties may be inherently incomplete because it is not always feasible to perform an in–depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well and environmental problems, such as ground water contamination, plugging or orphaned well liability, are not necessarily observable even when an inspection is undertaken.

We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner, or feasibility of doing business.

The exploration and development of mineral and natural gas and oil properties in the United States is subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include, but are not limited to:

•	location and density of drilling locations;

•	the handling of drilling fluids and obtaining discharge permits for drilling operations;

•	accounting for and payment of royalties on production from state, federal and Indian lands;

•	bonds for ownership, development and production of coal, natural gas and oil properties;

•	transportation of natural gas and oil by pipelines;

•	land reclamation activities;

•	mine planning and construction;

•	operation of wells and reports concerning operations; and

•	taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean–up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and/or criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our financial condition and results of operations.

To fully develop our business plan we will need additional financing, which may not be available on advantageous terms or at all.

For the foreseeable future, we expect to rely principally upon financing from sales of Common Stock made pursuant to the SEDA. We have also raised limited private placement funds during the past several years and may be required to do so in the future. We cannot guarantee the success of this plan. We will have to obtain additional financing in order to conduct our business in a manner consistent with our proposed business plan. There is no guaranty that additional funds will be available when needed. If we are unable to obtain financing, or if its terms are too costly, we may be forced to curtail our operations until such time as alternative financing may be arranged, which could have a materially adverse impact on our operations and your investment.

Even after entering into the SEDA, we lack capital which will make it difficult to execute our business plan.

Even after our entry into the SEDA, we lack the capital necessary to independently sustain our operations. There can be no guaranty that additional funds will be available. If we are unable to obtain additional financing, or if its terms are too costly, we may be forced to curtail our operations until such time as alternative financing may be arranged which could have a materially adverse impact on our operations and your investment.

Risks Associated with Our Common Stock

The price of the Common Stock may be volatile and you may not be able to resell your shares at a favorable price.

Regardless of whether an active trading market for the Common Stock develops, the market price of the Common Stock may be volatile and you may not be able to resell your shares at or above the price you paid for such shares. The following factors could affect our stock price:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts about us or the coal exploration and production industry generally;

•	potentially limited liquidity;

•	actual or anticipated variations in our reserve estimates and quarterly operating results;

•	changes in coal, natural gas and oil prices;

•	sales of Common Stock by significant stockholders and future issuances of the Common Stock;

•	increases in our cost of capital;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	commencement of or involvement in litigation;

•	changes in market valuations of similar companies;

•	additions or departures of key management personnel;

•	general market conditions, including fluctuations in and the occurrence of events or trends affecting the price of coal, natural gas and oil and

•	domestic and international events.

We have no plans to pay dividends on the Common Stock.

We do not anticipate paying any cash dividends on the Common Stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements, investment opportunities, and restrictions imposed by any agreements.

Because the Common Stock is deemed a “penny stock,” an investment in the Common Stock should be considered high risk and subject to marketability restrictions.

Since the Common Stock is a penny stock, as defined in Rule 3a51–1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), it will be more difficult for investors to liquidate their investment even if and when a market develops for the Common Stock. Until the trading price of the Common Stock rises above $5.00 per share, if ever, trading in the Common Stock is subject to the penny stock rules of the Exchange Act specified in Rules 15g–1 through 15g–10. Those rules require broker–dealers, before effecting transactions in any penny stock, to:

•	Deliver to the customer, and obtain a written receipt for, a disclosure document;

•	Disclose certain price information about the stock;

•	Disclose the amount of compensation received by the broker–dealer or any associated person of the broker–dealer;

•	Send monthly statements to customers with market and price information about the penny stock; and

•	In some circumstances, approve the purchaser’s account under certain standards and deliver written statements to the customer with information specified in the rules.

Consequently, the penny stock rules may restrict the ability or willingness of broker–dealers to sell the Common Stock and may affect the ability of holders to sell their Common Stock in the secondary market and the price at which such holders can sell any such securities. These additional procedures could also limit our ability to raise additional capital in the future.

If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board, which would limit the ability of broker–dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Exchange Act and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board.  More specifically, FINRA has enacted Rule 6530, which determines the eligibility of issuers quoted on the OTC Bulletin Board by requiring an issuer to be current in its filings with the SEC.  Pursuant to FINRA Rule 6530(e), if we file our reports late with the SEC three times in a two–year period or our securities are removed from the OTC Bulletin Board for failure to timely file twice in a two–year period then we will be ineligible for quotation on the OTC Bulletin Board.  As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker–dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require a broker-dealer, in recommending an investment to a customer, to have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low–priced securities to their non–institutional customers, broker–dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low–priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker–dealers to recommend that their customers buy the Common Stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

The Common Stock has a limited public trading market.

While the Common Stock currently trades on the OTC Bulletin Board, the market for the Common Stock is limited and sporadic. We cannot assure that such market will improve in the future, even if the Common Stock is ever listed on a national stock exchange. We cannot assure that an investor will be able to liquidate his investment without considerable delay, if at all. If a more active market for the Common Stock does develop, the price may be highly volatile. The factors which we have discussed in this document may have a significant impact on the market price of the Common Stock. The relatively low price of the Common Stock may keep many brokerage firms from engaging in transactions in the Common Stock.

The Over–the–Counter market for stock such as ours has had extreme price and volume fluctuations.

The securities of companies such as ours have historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and in the investment markets generally, as well as economic conditions and annual variations in our operational results, may have a negative effect on the market price of the Common Stock.

We will need additional capital to finance our planned growth, which we may not be able to raise or may only be available on terms unfavorable to us or our stockholders, which may result in our inability to fund our working capital requirements and harm our operational results.

We have and expect to continue to have substantial capital expenditure and working capital needs. We will need to rely on borrowings or raise additional cash to fund our exploration and acquisition plans, pay outstanding long–term debt and implement our growth strategy.

If low coal, natural gas and oil prices, operating difficulties or other factors, many of which are beyond our control, cause our revenues or cash flows from operations to decrease, we may be limited in our ability to spend the capital necessary to complete our development, production and exploration programs. If our resources or cash flows do not satisfy our operational needs, we will require additional financing, in addition to anticipated cash generated from our operations, to fund our planned growth. Additional financing might not be available on terms favorable to us or at all. If adequate funds were not available or were not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our business or otherwise respond to competitive pressures would be significantly limited. In such a capital restricted situation, we may curtail our acquisition, drilling, development and exploration activities or be forced to sell some of our assets on an untimely or unfavorable basis.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of existing stockholders.

There are substantial risks associated with the SEDA with YA Global, which could contribute to the decline of our stock price and have a dilutive impact on our existing stockholders.

The sale of shares of our Common Stock pursuant to the SEDA will have a dilutive impact on our stockholders. YA Global is not restricted in its ability to resell the shares we issue to them, and any such resales could cause the market price of our Common Stock to decline. To the extent of any such decline, any subsequent advances would require us to issue a greater number of shares of Common Stock to YA Global in exchange for each dollar of the advance. Under these circumstances our existing stockholders would experience greater dilution. The sale of our Common Stock under the SEDA could encourage short sales by third parties, which could contribute to the further decline of our stock price.

Additional stock offerings may dilute current stockholders.

Given our plans and our expectation that we may need additional capital and personnel, we may need to issue additional shares of capital stock or securities convertible into or exercisable for shares of capital stock, including preferred stock, options or warrants. The issuance of additional capital stock may dilute the ownership of our current stockholders.

Our management collectively beneficially owns approximately 49.5% of our presently outstanding Common Stock and this concentration of ownership may have the effect of preventing a change in control.

Collectively our officers and directors beneficially own approximately 49.5% of our outstanding shares of Common Stock. As a result, our officers and directors have the ability, by virtue of their voting power, to effectively control our business with respect to the election of directors and all other matters requiring action by stockholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of the Company.

As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward–looking statements made by public companies that file reports under the federal securities laws, this safe-harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

There are substantial risks associated with the SEDA with YA Global, which could contribute to the decline of the price of the Common Stock and have a dilutive impact on our existing stockholders

The sale of shares of Common Stock pursuant to the SEDA will have a dilutive impact on our stockholders. We believe YA Global intends to promptly re–sell the shares that we sell to it under the SEDA and that such re–sales could cause the market price of the Common Stock to decline significantly. Any subsequent sales by us to YA Global under the SEDA may, to the extent of any such decline, require us to issue a greater number of shares of Common Stock to YA Global in exchange for each dollar of such subsequent sale. Under these circumstances, our existing stockholders would experience greater dilution. The sale of Common Stock under the SEDA could encourage short sales by third parties, which could contribute to the further decline of the price of the Common Stock.

CAUTIONARY STATEMENT REGARDING FORWARD–LOOKING STATEMENTS

We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect us. From time to time, our management or persons acting on our behalf make forward–looking statements to inform existing and potential security holders about us. We have attempted to identify forward–looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward–looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in this report, which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward–looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time, and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward–looking statements. The factors affecting these risks and uncertainties include, but are not limited to:

•	estimated quantities and quality of coal, oil and natural gas reserves;

•	fluctuations in the price of coal, oil and natural gas;

•	inability to efficiently manage our operations;

•	the inability of management to effectively implement our strategies and business plans;

•	potential default under our secured obligations or material debt agreements;

•	inability to hire or retain sufficient qualified personnel;

•	inability to attract and obtain additional development capital;

•	increases in interest rates or our cost of borrowing;

•	deterioration in general economic conditions;

•
the occurrence of natural disasters, unforeseen weather conditions or other events or circumstances that could impact our operations or could impact the operations of companies or contractors we depend upon in our operations;

•	inability to achieve future sales levels or other operating results; and

•	changes in U.S. GAAP or in the legal, regulatory and legislative environments in the markets in which we operate.

All forward–looking statements speak only as of the date made. All subsequent written and oral forward–looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements above. Except as required by law, we undertake no obligation to update any forward–looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

USE OF PROCEEDS

The proceeds from the sale of the shares of Common Stock that may be offered pursuant to this prospectus will be received directly by the Selling Stockholder, and we will not receive any proceeds from the sale of these shares.

We plan to utilize the proceeds of any sales of Common Stock under the SEDA for (i) the repayment of certain loan amounts due to JBM Energy and  Pace with respect to the Pace Coal property, (ii) the completion of Phase III of the exploration drilling program in Judith Basin County; (iii) the preparation of a final reserve study, mine feasibility study and market study; and (iv) for general corporate purposes.

SELLING STOCKHOLDER

The table below sets forth information concerning the sale of shares of Common Stock by the Selling Stockholder, including the number of shares of Common Stock beneficially owned by the Selling Stockholder, the number of shares of Common Stock that may be sold in this offering and the number of shares of Common Stock the Selling Stockholder will own after this offering, assuming it sells all of the shares of Common Stock offered. Neither the Selling Stockholder nor any of its affiliates have held any position or office or had any other material relationship other than the SEDA with us or any of our predecessors or affiliates within the past three years.  We will not receive any proceeds from the sale of such shares of Common Stock by the Selling Stockholder.

On February 17, 2012, we entered into the Standby Equity Distribution Agreement with YA Global, as amended and restated on June 22, 2012, pursuant to which we may, at our sole and exclusive option, periodically sell to YA Global, and YA Global has agreed to purchase, shares of Common Stock for a total purchase price of up to four million dollars ($4,000,000).  Each sale of Common Stock, pursuant to an advance notice under the SEDA, is limited to the greater of (1) $250,000 and (2) the average of the daily value traded for each of the 10 trading days prior to the applicable advance notice. For each share of Common Stock purchased pursuant to the SEDA, YA Global will pay to us ninety–five (95%) of the market price, defined as the average of the two lowest daily volume weighted average price of the Common Stock during the five (5) consecutive trading days following delivery by the Company of an advance notice, which price shall not be less than 90% of the volume weighted average price on the trading day prior to the advance notice date. Under the SEDA, we cannot sell shares of Common Stock until such time as the registration statement of which this prospectus forms a part is declared effective by the SEC. We are not obligated to sell any shares of Common Stock under the SEDA and there are no minimum commitments or minimum use penalties.

The sale of shares of Common Stock pursuant to the SEDA will have a dilutive impact on our stockholders. We believe YA Global intends to promptly re–sell the shares that it sells to YA Global under the SEDA and that such re–sales could cause the market price of the Common Stock to decline significantly. Any sales by us to YA Global under the SEDA may, to the extent of any such decline, require us to issue a greater number of shares of Common Stock to YA Global in exchange for each dollar of such subsequent sale. Under these circumstances, our existing stockholders will experience greater dilution.

The SEDA, unless terminated by us, shall terminate on the earlier of (i) the 24-month anniversary of the effective date of this Registration Statement or (ii) the date on which YA Global shall have purchased shares of Common Stock with an aggregate purchase price of $4,000,000. Each of the Company and YA Global agreed to customary indemnification obligations and standard representations and warranties in connection with the SEDA.

We issued YA Global the 734,394 Commitment Fee Shares of Common Stock as complete payment of a $120,000 commitment fee of in connection with the contemplated transactions. We also agreed to pay Yorkville Advisors, LLC, YA Global’s investment manager, a due diligence and structuring fee of $10,000, all of which has been paid as of the date hereof.

YA Global’s obligations to purchase shares of Common Stock pursuant to the SEDA are not transferable.

Neither the Selling Stockholder nor any of its affiliates have held any position or office or had any other material relationship other than the SEDA with us or any of our predecessors or affiliates within the past three years.

Selling Stockholder	Shares Beneficially Owned Prior to the Offering		Shares Offered Hereby	Shares Beneficially Owned After the Offering(1)
	Number	Percent of Class(2)		Number	Percent of Class(2)
YA Global Master SPV Ltd.(3)	734,394	*	15,700,000(4)	0	0

_________________
*	Less than 1%
(1)
Assumes that the Selling Stockholder named herein will sell all of the shares of Common Stock offered pursuant to this prospectus. We cannot assure you that the Selling Stockholder named herein will sell all or any of these shares.

(2)
Applicable percentage ownership is based on 99,080,418 shares of Common Stock outstanding as of March 26, 2012 and on Common Stock owned by the selling stockholder including securities owned by the selling stockholder that are exercisable for or convertible into shares of Common Stock within 60 days of March 16, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock underlying securities that are currently exercisable or convertible or exercisable or convertible within 60 days of March 26, 2012 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.

(3)
YA Global is the investor under the SEDA. All investment decisions and control of YA Global are made and held by its investment manager, Yorkville Advisors, LLC (“Yorkville Advisors”). Mr. Mark Angelo, the portfolio manager of Yorkville Advisors, makes the investment decisions on behalf of and controls Yorkville Advisors. YA Global has informed us that it is an “underwriter” within the meaning of the Securities Act, and to the best of our knowledge, no other underwriter or person has been engaged to facilitate the sale of shares of the Common Stock in this offering.

(4)
14,965,606 of the shares being registered are issuable upon our sale of Common Stock to YA Global pursuant to the SEDA and 734,394 shares were previously issued to YA Global as fees pursuant to the SEDA.

PLAN OF DISTRIBUTION

The Selling Stockholder may, from time to time, sell any or all of its shares of Common Stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares of Common Stock are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker–dealer solicits purchasers;

•	block trades in which the broker–dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker–dealer as principal and resale by the broker–dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker–dealers may agree with the Selling Stockholder to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker–dealers engaged by the Selling Stockholder may arrange for other brokers–dealers to participate in sales.  Broker–dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker–dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM–2440.

In connection with the sale of the Common Stock or interests therein, the Selling Stockholder may enter into hedging transactions with broker–dealers or other financial institutions, which may, in turn, engage in short sales of the Common Stock in the course of hedging the positions they assume.  The Selling Stockholder may also enter into option or other transactions with broker–dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker–dealer or other financial institution of shares offered by this prospectus, which shares such broker–dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholder and any broker–dealers or agents that are involved in selling the shares will be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  As such, any commissions received by such broker–dealers or agents and any profit on the resale of the shares purchased by them will be deemed to be underwriting commissions or discounts under the Securities Act.  The Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker–dealer receive fees, commissions and/or markups which, in the aggregate, would exceed eight percent (8%).

Because the Selling Stockholder will be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder.  In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholder.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholder without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.  In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Expenses, Indemnification

We will not receive any of the proceeds from the sale of the shares of Common Stock sold by the Selling Stockholder and will bear all expenses related to the registration of this offering but will not pay for any commissions, fees or discounts, if any.  We have agreed to indemnify the Selling Stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Supplements

In the event of a material change in the plan of distribution disclosed in this prospectus, the Selling Stockholder will not be able to effect transactions in the shares pursuant to this prospectus until such time as a post–effective amendment to the registration statement of which the prospectus forms a part is filed with, and declared effective by, the SEC.

Regulation M

We have informed the Selling Stockholder that Regulation M promulgated under the Exchange Act may be applicable to it with respect to any purchase or sale of the Common Stock. In general, Rule 102 of Regulation M prohibits any person connected with a distribution of the Common Stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the shares or any right to purchase the shares, for a period of one business day before and after completion of its participation in the distribution.

During any distribution period, Regulation M prohibits the Selling Stockholder and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing the Common Stock except for the purpose of preventing or retarding a decline in the open market price of the Common Stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market.

We have also advised the Selling Stockholder that it should be aware that the anti–manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of Common Stock by the Selling Stockholder, and that there are restrictions on market–making activities by persons engaged in the distribution of the shares. Under Regulation M, the Selling Stockholder or its agents may not bid for, purchase, or attempt to induce any person to bid for or purchase shares of the Common Stock while the Selling Stockholder is distributing shares covered by this prospectus.  Regulation M may prohibit the Selling Stockholder from covering short sales by purchasing shares while the distribution is taking place, despite any contractual rights to do so under the SEDA. We have advised the Selling Stockholder that it should consult with its own legal counsel to ensure compliance with Regulation M.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

We are authorized to issue 500,000,000 shares of Common Stock, par value $0.001 per share. As of June 22, 2012, there were 99,080,418 shares of Common Stock outstanding.

Dividend Rights

Holders of the Common Stock may receive dividends when, as and if declared by our board of directors out of the assets legally available for that purpose and subject to the preferential dividend rights of any other classes or series of stock of our Company.

Voting Rights

Holders of the Common Stock are entitled to one vote per share in all matters as to which holders of Common Stock are entitled to vote. Holders of not less than a majority of the outstanding shares of Common Stock entitled to vote at any meeting of stockholders constitute a quorum unless otherwise required by law.

Election of Directors

Directors hold office until the next annual meeting of stockholders and are eligible for reelection at such meeting. Directors are elected by a plurality of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. There is no cumulative voting for directors.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, holders of the Common Stock have the right to receive ratably and equally all of the assets remaining after payment of liabilities and liquidation preferences of any preferred stock then outstanding.

Redemption

The Common Stock is not redeemable or convertible.

Preemptive Rights

Holders of the Common Stock do not have preemptive rights.

Other Provisions

The Common Stock offered by this prospectus has been duly and validly authorized by the Company, duly and validly issued, and is fully paid and non–assessable.

This section is a summary and may not describe every aspect of the Common Stock that may be important to you. We urge you to read applicable Nevada law, our articles of incorporation and bylaws, as amended, because they, and not this description, define your rights as a holder the Common Stock. See “Where You Can Find More Information” for information on how to obtain copies of these documents.

ABOUT THE COMPANY

Business

Overview

We were incorporated in the State of Nevada as a for–profit company on August 7, 2007.  At the time of our incorporation, we were incorporated under the name “Teen Glow Makeup, Inc.” and our original business plan was to create a line of affordable teen makeup for girls.  On November 20, 2009, Johannes Petersen, our Chief Financial Officer and Secretary, acquired the majority of the shares of our issued and outstanding Common Stock.  On March 30, 2010, we changed our intended business purpose to that of coal, oil and natural gas exploration, development and production, primarily focusing on acquiring, exploring for and developing coal, oil and natural gas properties in the United States, with a particular focus on the Rocky Mountains region.

On March 30, 2010, our Board of Directors approved the proposal to change the Company’s name and to effect a 340-for-1 forward stock split. The Certificate of Change for the forward stock split was filed and approved by the Nevada Secretary of State on April 28, 2010. Also on April 28, 2010, Articles of Amendment were filed and approved with the Nevada Secretary of State to change the name of the Company to American Power Corp. The Articles of Amendment also changed the authorized amount of capital stock to Five Hundred Million (500,000,000) shares of Common Stock, par value $0.001.

Business Description and Plan of Operation

We are an independent company and our primary business focus is to acquire, explore and develop coal, oil and gas properties in the United States, with a particular focus on the Rocky Mountains region. We have acquired certain coal and mineral rights located in Judith Basin County, Montana, collectively described as the “PACE Coal Project.” These rights are speculative in nature and additional exploration work is required to determine their value. We plan to explore the PACE Coal Project and acquire and explore new properties, which we believe are prospective for coal and/or hydrocarbons.

Our planned exploration drilling program on the PACE Coal property consists of 61 drilling sites and involves a total of 53,875 feet of drilling in three different phases (which are discussed in more detail below), of which 14,076 feet of drilling and 18 drill sites have been completed to date.  All Phase I and Phase II drilling operations and one drill hole corresponding to Phase III of our exploration program have been completed.  Drilling operations were suspended in December 2011 due to weather considerations and are expected to resume in the fall of 2012 after finding capable drilling contractors and securing adequate financing.  Our technical team has designated 14 Phase III drill holes as priority drill holes. These priority drill holes will are expected to further define mineralization, provide additional coal quality data, and provide information to determine if any remaining Phase III drill holes will require coring.

We have commissioned the preparation of a preliminary reserve study and a mine feasibility study for the PACE Coal property with the project data obtained during the 2011 drilling season and data from previous exploration work carried out by Mobil Oil Co. The studies are expected to be completed Weir during June 2012. Weir will also provide recommendations for additional exploration drilling to further delineate mineralization on the Pace Coal property. The preliminary reserve study is expected to include the preparation of an electronic drill hole database for the property, verification of seam correlations, preparation of a seam reserve map and estimation of the mineable reserves and non-reserve mineralization. The preparation of reserve estimates and coal quality tables will be done in accordance with US Geological Survey and SEC requirements. The preliminary mine feasibility study will include a mine plan suitable to geology and production requirements and projections for production capacity, productivity, staffing levels, equipment and facilities, capital expenditures and operating costs.

We expect to obtain a final reserve study setting forth the quantity and classification of proven and probable coal reserves and a valuation thereof and final mine feasibility study, which includes a mining plan to produce a minimum of fifty (50) million tons of coal, by April 9, 2013. These final studies will incorporate the drilling results of all three phases of the exploration program. The minimum production should be viewed as a desired target and not as a mandatory target and will be exclusively determined by the technical option of Weir.

Market Overview for Plan of Operation

Coal production in the United States in 2010 reached a level of 1,084.4 million short tons (811.9 million short tons between January and September of 2011) according to data from the Energy Information Administration (EIA), an increase of 0.9% from the 2009 level. Wyoming continued to be the largest coal-producing state with 442.5 million short tons, 2.6% higher than the 2009 level. By rank, bituminous coal represented 46.9% of total coal production in 2010, followed closely by subbituminous coal with 46.2%, while lignite and anthracite coal represented 6.7% and 0.2% of the total, respectively.

Coal consumption in the United States rebounded in 2010, reaching a level of 1,051.3 million short tons (776.3 million short tons between January and September of 2011), an increase of 5.1% from the 2009 level, with all coal–consuming sectors, except commercial and institutional users, having higher consumption for the year. The electric power sector (electric utilities and independent power producers), which consumes about 93% of all coal in the US, is the overriding force for determining total domestic coal consumption. Coal consumption in the electric power sector increased 4.4% to end 2010 at 975.1 million short tons (719.9 million short tons between January and September of 2011). Coal consumption in the non–electric power sector (comprised of other industrial, coking coal, and the commercial and institutional sectors) increased in 2010 as the economy rebounded. Coal consumption at coke plants increased by 37.6% to end 2010 at 21.1 million short tons (16.0 million short tons between January and September of 2011).

Total coal stocks fell to 233.6 million short tons at the end of 2010, compared to 244.8 million short tons at the end of 2009. Except for 2009 when stocks were slightly higher, the 2010 stocks surpassed stocks in all years dating back to 1980.

According to data for 2010, domestic coal prices averaged $35.61 per short ton. By coal rank, the average price in 2010 for bituminous coal was $60.88 per short ton, $14.11 per short ton for subbituminous coal, $18.76 per short ton for lignite coal and $59.51 per short ton for anthracite coal.

Western Region (includes Montana)

The Western Region is the largest coal–producing region in the US. In 2010, coal production increased by 1.1% to a total of 591.6 million short tons (429.4 million short tons between January and September 2011). Even with the increase in production, the production level was still below the 2008 level of 633.6 million short tons.

In 2010, Montana, the second largest coal–producing state in the Western region, produced a total of 44.7 million short tons (29.8 million short tons between January and September 2011), an increase of 13.3% or 5.2 million short tons from the 2009 level. A total of six mines in Montana produced 44.4 million short tons of subbituminous coal and 0.3 million short tons of lignite coal in 2010. Three mines had large increases in coal production in 2010, which were more than enough to offset the decrease of 1.5 million short tons at Decker Coal Company’s Decker mine. Spring Creek Coal’s Spring Creek mine had an increase of 1.7 million short tons, Western Energy’s Rosebud mine had an increase of 1.9 million short tons and Signal Peak Energy’s Bull Mountain No. 1 mine had an increase of 3.6 million short tons.

According to data from the U.S. Energy Information Administration (EIA), domestic coal prices in 2010 averaged $35.63 per short ton. By coal rank, the average price in 2010 for bituminous coal was $60.56 per short ton, $13.99 per short ton for subbituminous coal, $18.47 per short ton for lignite coal and $60.56 per short ton for anthracite coal.

The following chart shows the average market price by coal rank for the period 2006–2010:

Due to its characteristics (i.e., bituminous coal, high energy content and sulfur content), we consider the coal in the PACE Coal property to be more comparable to the Illinois Basin coal. According to the EIA, the Illinois Basin coal price (11,800 Btu, 5.0 SO2) was $49.50 per short ton on April 27, 2012.

Internationally, Atlantic prices have declined as high European imports through the first half of 2011, combined with the warm Northern Hemisphere winter and falling industrial production, have left power plants with ample inventory. At the same time, the U.S. domestic market’s depression exacerbated the supply–side issues in the form of increased U.S. exports and decreased U.S. imports. This freed up additional tonnage from Colombia, as it exported almost 4.5Mt less coal to the U.S. in 2011 than 2010. China and India will likely be the key drivers of the global seaborne market, where robust electricity generation continues to drive strong thermal coal demand. We anticipate thermal coal prices to normalize over the course of 2012, gradually moving higher as inventories are worked down and the lingering effects of the warm Northern Hemisphere winter slowly drop out of the market. Beyond 2012, we expect prices to continue their steady upward trajectory in nominal terms as rising costs justify increasing prices.

Upon completion of the final reserve and mine feasibility studies, we will consider commissioning a market study to determine the relevant market price for our coal as well as the impact of transportation costs, access to ports and export facilities, among other variables, on the final sale price for both domestic and overseas markets.

Government Approvals

We are required to obtain drilling permits from the Montana Department of Environmental Quality (“Montana DEQ”) in order to carry out drilling operations on our PACE Coal Project. In 2011, we received Prospecting Permit No. X2011335, which allowed us to carry out exploration activities on the project from July 29, 2011 to July 29, 2012.   We applied for two amendments to the original exploration permit to obtain permits for Phase II and Phase III drill holes. The permits were obtained on September 12, 2011 and October 25, 2011.

The current Prospecting Permit ID: X2011335 (and the Notice of Intent Permit ID: N2011007), which was issued, and renewed, by the Montana DEQ per a letter dated April 24, 2012, affects only privately owned surface and private minerals. Because both the mineral and surface ownership are privately owned, the only governmental permit that is required for our current exploration activities is by the Montana DEQ, and no additional permits are required by the Bureau of Land Management (BLM) or U.S. Forest Service.

Further drilling, or modifications to our drilling plan, will require modification of our drilling permits by the Montana DEQ. We would also be required to obtain additional permits from the state and federal governments  if we move to the development and mining phase of the project.

Existing or Probable Governmental Regulations

Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining has been completed, discharge of materials into the environment, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. Numerous federal, state and local governmental permits and approvals are required for coal mining activities.

We comply with all relevant government regulations at the federal, state and local level. We believe that we have obtained all permits currently required to conduct our mining exploration activities. We do not believe there are any matters that pose a material risk to maintaining our existing permits or that materially hinder our ability to secure future permits.

If we are able to move forward with the development and eventual operation of the Pace Coal Project, we would be subject to the following regulatory requirements.

Mine Safety and Health.  Companies are subject to health and safety standards both at the federal and state level. The regulations are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. The Mine Safety and Health Administration (MSHA) is the agency responsible for monitoring compliance with the federal mine health and safety standards. MSHA has various enforcement tools that it can use, including the issuance of monetary penalties and orders of withdrawal from a mine or part of a mine. MSHA has recently taken a number of actions to identify mines with safety issues, and has engaged in targeted enforcement, awareness, outreach and rulemaking activities to reduce the number of mining fatalities, accidents and illnesses. There has also been an industry–wide increase in the monetary penalties assessed for citations of a similar nature.

Black Lung. Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each U.S. coal mine operator must pay federal black lung benefits and medical expenses to claimants who are current and former employees and last worked for the operator after July 1, 1973. Coal mine operators must also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. Historically, less than 7% of the miners currently seeking federal black lung benefits are awarded these benefits. The trust fund is funded by an excise tax on U.S. production of up to $1.10 per ton for deep–mined coal and up to $0.55 per ton for surface–mined coal, neither amount to exceed 4.4% of the gross sales price.

Environmental Laws. Coal companies are subject to various federal and state environmental laws. Some of these laws, discussed below, would place many requirements on any future coal mining operation. Federal and state regulations require regular monitoring of mines and other facilities to ensure compliance.

Surface Mining Control and Reclamation Act. In the U.S., the Surface Mining Control and Reclamation Act of 1977 (SMCRA), which is administered by the Office of Surface Mining Reclamation and Enforcement (OSM), established mining, environmental protection and reclamation standards for all aspects of U.S. surface mining as well as many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals for mining operations from the OSM. Where state regulatory agencies have adopted federal mining programs under SMCRA, the state becomes the regulatory authority.

The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced in the U.S. The proceeds are used to rehabilitate lands mined and left unreclaimed prior to August 3, 1977 and to pay health care benefit costs of orphan beneficiaries of the Combined Fund created by the Coal Industry Retiree Health Benefit Act of 1992. The fee was $0.35 per ton of surface–mined coal and $0.15 per ton of deep–mined coal, effective through September 30, 2007. Pursuant to the Tax Relief and Health Care Act of 2006, from October 1, 2007 through September 30, 2012, the fee is $0.315 per ton of surface–mined coal and $0.135 per ton of underground mined coal. From October 1, 2012 through September 30, 2021, the fee will be reduced to $0.28 per ton of surface–mined coal and $0.12 per ton of underground-mined coal. SMCRA stipulates compliance with many other major environmental programs. These programs include the Clean Air Act; Clean Water Act; Resource Conservation and Recovery Act (RCRA); and Comprehensive Environmental Response, Compensation, and Liability Acts (CERCLA, commonly known as Superfund). Besides OSM, other federal regulatory agencies are involved in monitoring or permitting specific aspects of mining operations. The U.S. Environmental Protection Agency (EPA) is the lead agency for states or tribes with no authorized programs under the Clean Water Act, RCRA and CERCLA. The U.S. Army Corps of Engineers regulates activities affecting navigable waters and waters of the U.S., including wetlands, and the U.S. Bureau of Alcohol, Tobacco and Firearms regulates the use of explosive blasting materials.

Clean Air Act. The Clean Air Act and the comparable state laws that regulate the emissions of materials into the air affect U.S. coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations may occur through the Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter. It is possible that the more stringent national ambient air quality standards (NAAQS) will directly impact future mining operations by, for example, requiring additional controls of emissions from mining equipment and vehicles. In addition, in September 2009, the EPA adopted new rules tightening and adding additional particulate-matter emissions limits for coal preparation and processing plants constructed, reconstructed or modified after April 28, 2008. The Clean Air Act indirectly, but more significantly, affects the coal industry by extensively regulating the air emissions of sulfur dioxide, nitrogen oxides, mercury, particulate matter and other substances emitted by coal–based electricity generating plants. Air emissions programs that may affect future operations, directly or indirectly, include, but are not limited to, the Acid Rain Program, NOx SIP Call, the Clean Air Interstate Rule (CAIR), New Source Performance Standards (NSPS), Maximum Achievable Control Technology (MACT) emissions limits for Hazardous Air Pollutants, the Regional Haze program and New Source Review. In addition, in recent years, the EPA has adopted more stringent NAAQS for particulate matter, nitrogen oxide and sulfur dioxide. The EPA has also proposed a more stringent ozone standard but withdrew it last year; the ozone standard is due for reconsideration in 2013. Many of these programs and regulations have resulted in litigation, which has not been completely resolved.

On July 6, 2011, the EPA finalized its final Cross State Air Pollution Rule (CSAPR) to address interstate transport of emissions from coal–based electrical generation plants. The rule, which was developed to replace CAIR and includes a supplemental rulemaking finalized on December 15, 2011, imposes state–by–state budgets on nitrogen oxides and sulfur dioxide emissions from coal–based electrical generation plants in 23 states from Texas eastward (not including the New England states or Delaware) and provides for an allowance trading program to meet those budgets. While CSAPR has an initial compliance deadline of January 1, 2012, the rule was challenged and, on December 30, 2011, the U.S. Court of Appeals for the District of Columbia stayed CSAPR and advised that the EPA is expected to continue administering CAIR until the pending challenges are resolved. Expedited briefing on the merits of the challenge is underway. On December 16, 2011, the EPA issued the Mercury and Air Toxic Standards, which impose MACT emission limits on hazardous air emissions from new and existing coal–based electric generating plants. The rule also revised NSPS for nitrogen oxides, sulfur dioxides and particulate matter for coal–based electricity generating plants. The rule provides three years for compliance, or up to four years for existing sources if necessary. In December 2009, the EPA published its finding that atmospheric concentrations of greenhouse gases endanger public health and welfare within the meaning of the Clean Air Act, and that emissions of greenhouse gases from new motor vehicles and new motor vehicle engines are contributing to air pollution that is endangering public health and welfare within the meaning of the Clean Air Act. In May 2010, the EPA published final greenhouse gas emission standards for new motor vehicles pursuant to the Clean Air Act. Both the endangerment finding and motor vehicle standards are the subject of litigation.

Because the Clean Air Act specifies that the prevention of significant deterioration (PSD) program applies once emissions of regulated pollutants exceed either 100 or 250 tons per year (depending on the type of source), millions of sources previously unregulated under the Clean Air Act could be subject to greenhouse gas reduction measures. The EPA published a rule in June 2010 to limit the number of greenhouse gas sources that would be subject to the PSD program. In the so–called “tailoring rule,” the EPA limited the regulation of greenhouse gases from certain stationary sources to those that emit more than 75,000 tons of greenhouse gases per year (for sources that would be subject to PSD permitting regardless of greenhouse gas emissions due to other emissions) or 100,000 tons of greenhouse gases per year (for sources not subject to PSD permitting for any other air emissions), measured by “carbon dioxide equivalent.” Whether the EPA has the statutory authority under the Clean Air Act to adopt the tailoring rule is the subject of litigation. In December 2010, the EPA announced a settlement with states and environmental groups that had filed litigation challenges to the EPA’s decisions not to establish greenhouse gas emission standards for fossil fuel–fired power plants and for petroleum refineries under section 111 of the Clean Air Act. In the settlement, the EPA agreed (1) to sign proposed new source performance standards for new and modified electric utility steam generating units under section 111(b), as well as proposed guidelines for states’ development of emission standards for existing electric utility steam generating units under section 111(d), by July 26, 2011; and (2) to take final action on the proposed section 111(b) standards and section 111(d) guidelines by May 26, 2012. The EPA has not yet proposed these rules. Whatever the EPA determines the new source performance standards to be, this will then be the minimum requirement for best available control technology requirements under the PSD program.

Clean Water Act. The Clean Water Act of 1972 affects U.S. coal mining operations by requiring both technology–based and, if necessary, water quality–based effluent limitations and treatment standards for wastewater discharge through the National Pollutant Discharge Elimination System (NPDES). Regular monitoring, reporting requirements and performance standards are requirements of NPDES permits that govern the discharge of pollutants from mine–related point sources into water. Section 404 of the Clean Water Act requires mining companies to obtain U.S. Army Corps of Engineers permits to place material in streams for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. States are empowered to develop and apply “in stream” water quality standards. These standards are subject to change and must be approved by the EPA. Discharges must either meet state water quality standards or be authorized through available regulatory processes such as alternate standards or variances. “In stream” standards vary from state to state. Additionally, through the Clean Water Act section 401 certification program, states have approval authority over federal permits or licenses that might result in a discharge to their waters. States consider whether the activity will comply with their water quality standards and other applicable requirements in deciding whether or not to certify the activity.

Resource Conservation and Recovery Act. RCRA, which was enacted in 1976, affects U.S. coal mining operations by establishing “cradle to grave” requirements for the treatment, storage and disposal of hazardous wastes. Typically, the only hazardous wastes generated at a mine site are those from products used in vehicles and for machinery maintenance. Coal mine wastes, such as overburden and coal cleaning wastes, are not considered hazardous wastes under RCRA. Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In a 1993 regulatory determination, the EPA addressed some high volume–low toxicity coal combustion materials generated at electric utility and independent power producing facilities. In May 2000, the EPA concluded that coal combustion materials do not warrant regulation as hazardous wastes under RCRA. The EPA has retained the hazardous waste exemption for these materials. The EPA is evaluating national waste guidelines for coal combustion materials placed at a mine. National guidelines for mine–fills may affect the cost of ash placement at mines. The EPA revisited its May 2000 determination and proposed new requirements for coal combustion residue (CCR) management on June 21, 2010. That proposal contains two options: (1) to continue to regulate CCR as a non–hazardous waste, or (2) to regulate CCR as special waste under the hazardous waste regulations.

CERCLA (Superfund). CERCLA affects U.S. coal mining and hard rock operations by creating liability for investigation and remediation in response to releases of hazardous substances into the environment and for damages to natural resources. Under CERCLA, joint and several liability may be imposed on waste generators, site owners or operators and others, regardless of fault. Under the EPA’s Toxic Release Inventory process, companies are required annually to report the use, manufacture or processing of listed toxic materials that exceed defined thresholds, including chemicals used in equipment maintenance, reclamation, water treatment and ash received for mine placement from power generation customers.

Endangered Species Act. The U.S. Endangered Species Act and counterpart state legislation is intended to protect species whose populations allow for categorization as either endangered or threatened. With respect to obtaining mining permits, protection of endangered or threatened species may have the effect of prohibiting, limiting the extent or causing delays that may include permit conditions on the timing of soil removal, timber harvesting, road building and other mining or agricultural activities in areas containing the affected species.

Use of Explosives. Surface mining operations are subject to numerous regulations relating to blasting activities. The storage of explosives is also subject to federal regulatory requirements.

Number of Employees

We have no employees and three consultants (of which two, Mr. Johannes Petersen and Mr. Alvaro Valencia, are directors).

Property

Ownership of Coal Rights

On March 31, 2010, the Company, Future Gas Holdings, Ltd. (“Future Gas”) and JBM Energy entered into an Assignment and Assumption of Coal Agreement (the “Assignment and Assumption of Coal Agreement”) to transfer and assign all of the rights and obligations of Future Gas under a Coal Buy and Sell Agreement, dated as of February 4, 2010, by and between Future Gas and JBM Energy (the “Coal Buy and Sell Agreement”).

Pursuant to the Coal Buy and Sell Agreement, Future Gas agreed to purchase all coal mineral rights owned by JBM Energy in certain real property located in Judith Basin County, Montana, as described in the quit claim deed attached to the Coal Buy and Sell Agreement, for a purchase price of $1,950,000, with JBM Energy retaining a royalty interest of Twenty–Five Cents ($0.25) per ton on all coal when and as mined from the coal property. The purchase price of $1,950,000 was to be paid by Future Gas to JBM Energy on the following terms and schedules: Fifty Thousand U.S. Dollars ($50,000) upon execution of the Coal Buy and Sell Agreement and One Hundred Fifty Thousand U.S. Dollars ($150,000) on the closing date of the Coal Buy and Sell Agreement. The remaining balance of One Million Seven Hundred Fifty Thousand U.S. Dollars ($1,750,000) was to be paid by Future Gas executing and delivering to JBM on the closing date of the Coal Buy and Sell Agreement, a negotiable promissory note payable to JBM with payment terms as follows: $200,000 due 90 days following closing, $200,000 due 270 days following closing, and $100,000 due 90 days following completion of a reserve study and mining plan.  The promissory note was to bear interest at the rate of five percent (5%) per annum, but no interest was due and payable by Future Gas during the first two (2) years following the closing date.  Interest only payments were to be made quarterly during the third and fourth years following the closing date.  Commencing the fifth year following the closing date, the principal balance of One Million Two Hundred Fifty Thousand U.S. Dollars ($1,250,000) was to be paid in eight (8) equal quarterly installments, plus accrued interest on unpaid principal balance to date of each principal payment.  All of the above payments were to be secured by a mortgage on the coal property and the other mineral property being conveyed by JBM Energy to Future Gas at closing.  Pursuant to the Assignment and Assumption of Coal Agreement, on April 9, 2010, we executed a promissory note in favor of JBM Energy on the same terms described above (the “2010 Coal Promissory Note”).

On March 26, 2012, we entered into an Amended and Restated Coal Buy Sell Agreement (the “Coal Amendment”), by and between the Company and JBM Energy, amending and restating the terms of the Coal Buy and Sell Agreement. The Coal Amendment extended the date upon which we must complete a reserve study and mine feasibility study from April 9, 2012 to April 9, 2013.  However, we represented that we will make every effort in good faith to complete our drilling plan in 2012 and have Weir finalize and prepare a preliminary reserve study and mine feasibility study and mining plan as soon as possible thereafter.  The Coal Amendment also provides that our payment of $100,000 to JBM Energy that was previously due 90 days following the completion of the mining and reserve study is now due on the earlier of (i) sixty (60) days following the effective date of the registration statement of which this prospectus forms a part and (ii) December 9, 2012.  Interest began to accrue on April 9, 2012, and interest payments begin on July 9, 2012.  Finally, our payment obligations under the Coal Amendment are evidenced by an amended and restated promissory note of the Company in favor of JBM Energy, dated as of March 26, 2012, with a current principal balance of $1,350,000, an interest rate of 5% per annum and monthly payments of $100,000 plus accrued interest commencing on April 9, 2013 (the “Coal Promissory Note”).  The Coal Promissory Note replaced the 2010 Coal Promissory Note.  We have the right to prepay all or any part of the principal balance at any time without penalty.

Upon repayment of the Coal Promissory Note, a quit claim deed will be delivery to us conveying the coal mineral rights which are the subject of the Coal Amendment.

Ownership of Mineral Rights

On March 31, 2010, the Company, Pace and Future Gas entered into an Assignment and Assumption of Mineral Agreement (the “Assignment and Assumption of Mineral Agreement”) to transfer and assign all of Future Gas’ rights and obligations under the Mineral Buy and Sell Agreement, dated February 4, 2010, by and between Pace and Future Gas (the “Mineral Buy and Sell Agreement”).

Pursuant to the Mineral Buy and Sell Agreement, Pace sold to Future Gas all of the oil, gas, iron ore and all other minerals of whatever nature, except coal, located in Judith Basin County, Montana, as described in the quit claim deed attached to the Mineral Buy and Sell Agreement, for a purchase price of $1,950,000, with Pace retaining a royalty interest equal to twenty percent (20%) of all royalties or other payments received by Future Gas as a result of any lease of the mineral property being conveyed to Future Gas in the Mineral Buy and Sell Agreement, or any portion thereof, and twenty percent (20%) of all net cash proceeds and/or other considerations received by Future Gas from the sale or other disposition of the mineral property being conveyed to Future Gas in the Mineral Buy and Sell Agreement or any portion thereof. The purchase price of $1,950,000 was to be paid by Future Gas executing and delivering to Pace on the closing date of the Mineral Buy and Sell Agreement a negotiable promissory note payable to Pace with the following payment terms: $200,000 due 180 days following closing date of the Mineral Buy and Sell Agreement, $200,000 due 360 days following closing date of the Mineral Buy and Sell Agreement, $100,000 due 90 days following completion of a reserve study and mining plan and $200,000 due 180 days following completion of such reserve study and mining plan. The promissory note was to bear interest at the rate of five percent (5%) per annum, but no interest was to be due and payable by Future Gas during the first two (2) years following the closing date. Interest only payments were to be made quarterly during the third and fourth years following the closing date. Commencing the fifth year following the closing date, the principal of $1,250,000 was to be paid in eight (8) equal quarterly installments, plus accrued interest on unpaid principal balance to date of each principal payment. All of the above payments were to be secured by a mortgage on the coal property and the other mineral property being conveyed by Pace. Pursuant to the Assignment and Assumption of Mineral Agreement, on April 9, 2010, we executed a promissory note in favor of Pace on the same terms described above (the “2010 Mineral Promissory Note”).

On March 26, 2012, we entered into an Amended and Restated Mineral Buy Sell Agreement (the “Mineral Amendment”), by and between the Company and Pace, amending and restating the terms of the Mineral Buy and Sell Agreement. The Mineral Amendment delays our  payment of $100,000 to Pace from 90 days following the completion of a mining and reserve study until the earlier of (i) sixty (60) days following the effective date of the registration statement of which this prospectus forms a part and (ii) December 9, 2012. An additional $200,000 will be payable to Pace upon the earlier of (i) ninety (90) days following the effective date of the registration statement of which this prospectus forms a part and (ii) December 9, 2012.  Interest began to accrue on April 9, 2012, and interest payments begin on July 9, 2012.  Finally, our payment obligations under the Mineral Amendment are evidenced by an amended and restated promissory note of the Company in favor of Pace, dated as of March 26, 2012, with a current principal balance of $1,550,000, an interest rate of 5% per annum and monthly payments of $100,000 plus accrued interest commencing on April 9, 2013 (the “Mineral Promissory Note”). The Mineral Promissory Note replaced the 2010 Mineral Promissory Note.  We have the right to prepay all or any part of the principal balance at any time without penalty.

Upon repayment of the Mineral Promissory Note, a quit claim deed will be delivery to us conveying the mineral rights which are the subject of the Mineral Amendment.

Location and Access

The PACE Coal property, which comprises our sole coal and mineral rights, is located approximately 60 miles east of Great Falls, Montana and covers approximately 29,000 acres. The property is located in Townships 14, 15, 16 and 17 North, and in Ranges 11, 12, 13, 14 and 15 East.  The property is situated to the southeast and east of the town of Stanford and surrounding the town of Windham, Montana.  The property is situated in the Great Falls–Lewistown coalfield, long recognized by the Montana Bureau of Mines and Geology as having bituminous coal. The surface is owned by a small number of ranchers, some non–resident, who raise cattle, hay and some grain crops.

A main line of the Burlington Northern Santa Fe (BNSF) railroad runs through the property, as well as a major East–West highway, Route 87. Two electric transmission lines, a 230 KV and a 115 KV line, run through the south and northwest ends of the property, providing power for any future development and operating phases. Existing infrastructure includes a large interstate natural gas pipeline running east–west along Interstate 90, approximately 150 miles south of the property; Cenex crude oil pipeline running through the property to a refinery at Laurel, Montana; Conoco crude oil pipeline crossing the property; and other natural gas pipelines running approximately 140 and 60 miles from the property.

Below is a map showing the location of the property.

Stanford
Windham
N
Legend
Mineral Control
Exhibit 1
Montana - Pace Property
Judith Basin County, Montana

History of Property

A wholly–owned subsidiary of the Great Northern Railroad formerly operated the Lehigh Mine on a section of the Company’s property southwest of Windham, Montana between July 1915 and February 1921. While the operation was ultimately closed on account of the “general depression of business,” the mine did produce over 1.3 million tons of coal during its lifetime, and ended its run with a record of over 306,000 tons produced in its last year of operation, according to the Cottonwood Coal Company report located in Great Northern Railway files.

Thirty stratigraphic test wells were drilled by Mobil Oil Corporation around 1979 on the property to estimate the magnitude of the coal deposits. Cores were taken in nine of these wells with proximate and ultimate analyses performed as well as some float analyses and washability studies. These studies show the coal to be high volatile bituminous B. The test wells found coal thickness up to 15 feet with an average of about 8.6 feet.

Pace and JBM Energy acquired the PACE Coal property in October 1969 from Griffin Coal Mines Company by quit claim deed.  We acquired our interests in the property in 2010 as described above.  In August 2010, we retained Weir to prepare an exploration drilling program and to supervise its execution to evaluate the coal reserve potential on the property. The program’s aim is to place a significant portion of the coal holdings in the proven and probable reserve classification, with an ultimate goal of establishing enough resources to support a greater than 20-year mine life.

To date, the PACE Coal property in Judith Basin County, Montana is without known reserves and the proposed program is exploratory in nature.

Title Review

On November 21, 2008, Meadowlark Search, a land title search company based in East Helena, Montana, conducted a title search on all the coal and other mineral interests that were conveyed to Pace by quit claim deed dated March 1, 1965 and recorded on October 15, 1969 in Book 156, page 186, Judith Basin Clerk and Recorder’s Office by Giffen Coal Mines Company. Based on this search, Pace acquired title to 100% of all such coal and other mineral interests transferred, with the exception of 480 acres that may be owned by the federal government and 160.9 acres that may be owned by the State of Montana. Meadowlark Search did not attempt to resolve the identity of the correct owner of these conflicting interests. From the deed descriptions, Meadowlark Search calculated that Pace and JBM Energy have 28,591.67 acres of coal and other mineral interest rights, plus an additional 320 acres of all minerals except coal, subject to the exception of a total of 640.9 acres that may be owned by the federal government and the State of Montana.

Drilling Activities

The Company retained Weir International, Inc. (“Weir”) in 2010 to design and supervise our exploration drilling program in Judith Basin County. In addition, we retained Mission Engineering, Inc. to assist us with the prospecting permit application process with the Montana Department of Environmental Quality. In September 2010, Weir delivered the scope of work of the exploration drilling program to the Company. This exploration program was designed to determine the presence of mineable coal seams on the PACE Coal property and provide data that can be used to estimate the quantity and quality of potentially mineable reserves and resources. The exploration program was designed to provide information relative to coal seam thickness, depth of cover, expected top and bottom conditions and coal quality.

The exploration drilling program was planned in three phases. Phase I originally consisted of drilling nine holes, on wide centers, to confirm the potential of mineable coal in the designated mine block. All of the drill holes would be cored to obtain quality information for the coal seam. Phase I also included one drilling hole to evaluate the potential for coalbed methane. When actual drilling of Phase I occurred in 2011, nine drill locations were completed while five holes were cored. Our technical team decided to postpone for Phase III the hole to evaluate the potential for coalbed methane. Phase II originally consisted of drilling eleven holes that, when combined with the Phase I holes, would place a large percentage of the coal holdings in the designated mine block in the proven and probable reserve classifications. Seven of the 11 drill holes would be cored to increase the reliability of the coal quality information for the designated mine block. When actual drilling of Phase II occurred in 2011, eight drill locations were completed while three holes were cored. Phase III originally consists of drilling forty holes, 35 of which are required to place all of the reserves in the designated mine block in the proven and probable reserve classifications. Five holes would be drilled on Pace Coal-controlled properties outside of the designated mine block to determine coal reserve potential. Eight of the drill holes in Phase III within the designated mine block would be cored. Those eight core holes, combined with the core holes from Phase I and Phase II, would provide coal quality information on approximately one-mile spacing, within the designated mine block area. One drill hole outside the designated mine block would be cored to determine the coal quality. To date, only one drill hole of Phase III has been completed and cored. According to the original scope of work prepared by Weir, the results from the Phase I and Phase II drilling would be evaluated prior to conducting the Phase III drilling. It may be necessary to revise the location of some drill holes in Phase III, based on the results of the Phase I and Phase II drilling. The results from Phase I and Phase II would be utilized to determine the final number and location of the drill holes required for Phase III. In April 2012, our technical team at Weir designated 14 Phase III drill holes as priority drill holes. These priority drill holes are expected to further define mineralization, provide additional coal quality data, and provide information to determine if any remaining Phase III drill holes will require coring.

Preliminary Results

Preliminary laboratory results for five core samples corresponding to Phase I of the drilling program showed an energy content with a range of 11,462 and 13,081 Btu/lb measured on a moisture and ash free basis (“MAF Btu”). Sulfur content ranged from 2.0% to 3.7% on a dry basis while ash content ranged from 30.6% to 51.9% on a dry basis. Preliminary laboratory results for three core samples corresponding to Phase II of the drilling program showed an energy content with a range of 12,210 to 13,056 MAF Btu. Sulfur content ranged from 3.2% to 4.9% on a dry basis while ash content ranged from 30.2% to 43.9% on a dry basis. Preliminary laboratory results for one drill location corresponding to Phase III of the drilling program showed an energy content of 12,530 MAF Btu. Sulfur content and ash content showed an average of 3.7% and 35.4% on a dry basis, respectively. We instructed Standard Laboratories, Inc. in Casper, Wyoming to prepare a washability study, including float/sink analysis to be performed on the coal cores, according to ASTM standards. The washability study will determine the amount of ash and sulfur content that could be reduced from the coal seam in order to improve its quality. The following table summarizes the laboratory results for the core samples from nine drill locations analyzed to date.

Drill Hole	Thickness (feet)	Dry Basis			MAF Btu/lb
		Ash (%)	Sulfur (%)	Btu/lb
PH1–1C	4.60	46.62	2.25	6,432	11,462
PH1–5C	10.20	30.55	3.74	9,093	13,081
PH1–6C	14.50	37.86	3.59	7,903	12,602
PH1–8C	1.95	43.92	2.01	7,027	12,530
PH1–9C	2.30	51.92	3.36	6,044	12,571
PH2–6C (1)	6.40	43.93	3.15	6,846	12,210
PH2–7C	12.50	40.92	3.43	7,439	12,214
PH2–8C (2)	4.10	30.18	4.87	9,116	13,056
PH3–21C	10.90	35.40	3.72	8,278	12,530

(1)           Thickness of the sample does not represent full seam thickness based on the geophysical log. There was an approximate 57.6% core recovery.

(2)           Thickness of the sample does not represent full seam thickness based on the geophysical log. There was an approximate 43.6% core recovery.

Preliminary results from the first two phases of the exploration drilling program were encouraging in terms of coal thickness and high energy content; however, there can be no assurance that an economic coal and/or hydrocarbon reserve exists on the PACE Coal Project or on any other exploration projects we could eventually acquire. Even if we complete our proposed exploration programs and are successful in identifying the presence of coal and/or hydrocarbons, we will have to spend substantial funds on further drilling, engineering studies, environmental and mine feasibility studies before we will know if we have a commercially viable coal, oil and gas deposit or reserve.

Quality Assurance and Quality Control Protocols

To assure the adequacy of the sample collection, sample preparation and the analytical procedures used to develop our analytical results to date, we retained an experienced field geologist who was present during the first two phases of the drilling program. In addition to the general supervision of the project, the responsibility of the field geologist included, but was not limited to, the following: liaison among the Company, drilling contractors, geophysical logging contractor and contract coal quality laboratory personnel; log all drill cuttings and core samples; prepare core samples for laboratory analysis and transport samples from the field to a central location for shipment to the laboratory; maintain comprehensive records of drill holes, core logs, geophysical logs and daily activity; collect coal core from the designated hole for methane desorption testing and record results of the desorption tests; verify that all drill holes have been properly plugged and the drill sites reclaimed.

All recovered cores were logged by the field geologist and digital photographs taken of the cores, with graphical scales included in the photographs. The coal samples were placed in sealed boxes to maintain the integrity of the samples. Each sample was clearly identified, noting the depth of the top and bottom of the samples, along with the sample number. The samples were placed in core boxes, in stratigraphic order, with the boxes clearly marked on the outside to identify the intervals that were contained in the boxes.

All drill holes were geophysically logged by a reputable logging company, Century Wireline Services, familiar with logging coal, utilizing a standard coal suite of logs (i.e., natural gamma, gamma–gamma density, resistivity and caliper). This suite of logs permitted the determination of the depth and thickness of coal seams present in each drill hole. The geophysical logs from the rotary pilot holes were used to determine the intervals to be cored. Geophysical logs are invaluable for accurately determining the depth of the coal seam, coal seam thickness and presence of parting material within the coal seams. Also, the coal seam thickness from the geophysical log can be compared to the measured coal seam from the core holes to determine if core was lost. Copies of the logs were received in paper and digital format.

The commercial laboratory recommended and selected to analyze the samples was Standard Laboratories, Inc. of Casper, Wyoming, which is familiar with the analysis of coal seams in accordance with ASTM standards. A full proximate analysis and sample weight was performed on the coal seam as a raw sample. Partings that were encountered within the coal seam were included with the seam sample. A float/sink analysis has also been performed on the coal seam at a 1.70 specific gravity, according to ASTM standards.

Other Property

In addition to the coal and mineral rights described above, we maintain our corporate offices at 16 Market Square Center, 1400 16th Street Suite 400, Denver, CO 80202. The premises are leased by the Company under a lease with Regus expiring July 31, 2012. The Company is currently negotiating a new lease agreement with Regus.

Legal Proceedings

We are not a party to any pending legal proceedings and no such proceedings are known to be contemplated. No director, officer, or affiliate of the issuer and no owner of record or beneficially of more than 5% of our Common Stock, or any security holder is a party adverse to the Company or has a material interest adverse to the Company.

MARKET PRICE AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Market Information

The Common Stock is quoted on the OTC Bulletin Board under the symbol “AMPW.” Previously, it was quoted under the symbol “TGMP.”

The Common Stock has traded infrequently on the OTC Bulletin Board, which limits our ability to locate accurate high and low bid prices for each quarter within the last two fiscal years. Therefore, the following table lists the quotations for the high and low bid prices as reported by a Quarterly Trade and Quote Summary Report of the OTC Bulletin Board since American Power Corporation changed its name and symbol from Teen Glow Makeup, Inc.  The quotations reflect inter–dealer prices without retail mark–up, markdown, or commissions and may not represent actual transactions.

	Common Stock
	High	Low
Fiscal Year 2012
Third Quarter (through June 8, 2012)	$0.14	$0.09
Second Quarter	0.22	0.12
First Quarter	0.40	0.12
Fiscal Year 2011
Fourth Quarter	$0.56	$0.25
Third Quarter	0.86	0.36
Second Quarter	2.14	0.77
First Quarter	1.45	0.75
Fiscal Year 2010
Fourth Quarter	$1.25	$0.85

On June 8, 2012, the latest practicable date before the date of this prospectus, the last reported sales price per share of the Common Stock was $0.10.

Holders of Common Stock

As of June 8, 2012, there were eight holders of record of the Common Stock.

Dividends

We have never paid or declared any cash dividends on the Common Stock. We currently intend to retain any future earnings to finance the growth and development of our business and we do not expect to pay any cash dividends on the Common Stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, including the consent of debt holders, if applicable at such time, and other factors our board of directors deems relevant.

Securities Authorized for Issuance under Equity Compensation Plans

None.

Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the fiscal years ended September 30, 2011 or 2010.

Transfer Agent

Our transfer agent is Signature Stock Transfer, Inc. located at 2632 Coachlight Court, Plano, TX 75093.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to our financial statements. In addition to historical financial information, the following discussion and analysis contains forward–looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward–looking statements as a result of many factors, including those discussed under “Risk Factors”.

Overview of the Company’s Business

General

The Company was incorporated in the State of Nevada as a for–profit company on August 7, 2007. Our primary business focus is to acquire, explore and develop coal, oil and gas properties in the United States, with a particular focus on the Rocky Mountains region. We have acquired certain coal and mineral rights located in the Judith Basin County, Montana, collectively described as the “PACE Coal Project.” Our plan of operation is to explore the PACE Coal Project and acquire and explore new properties which we believe are prospective for coal and/or hydrocarbons.

Plan of Operation

On August 3, 2010, we retained Weir to prepare an exploration drilling program for the PACE Coal Project and to supervise its execution. Weir is an internationally recognized consulting firm that has provided mining, geology and energy consulting services to the US and international mining and energy industries for over 75 years. In September 9, 2010, we approved an exploration drilling program consisting of 61 drilling locations and a total of 52,740 feet in three phases.

In 2011, the Company received the Prospecting Permit No. X2011335 which allowed it to carry out exploration activities on the project from July 29, 2011 to July 29, 2012.  We applied for two amendments to the original exploration permit to obtain permits for Phase II and Phase III drill holes. The permits were obtained on September 12, 2011 and October 25, 2011.  The current Prospecting Permit ID: X2011335 (and the Notice of Intent Permit ID: N2011007), which was issued, and renewed, by the Montana DEQ per a letter dated April 24, 2012, affects only privately owned surface and private minerals. Because both the mineral and surface ownership are privately owned, the only governmental permit that is required for our current exploration activities is by the Montana DEQ, and no additional permits are required by the Bureau of Land Management (BLM) or U.S. Forest Service.

On August 16, 2011, we started drilling operations for Phase I of the exploration drilling program. As of December 29, 2011, we had completed a total of 14,076 feet of drilling and 18 drilling locations involving all three phases of our exploration drilling program. All drill locations corresponding to Phases I and II have been fully completed, while one drill location corresponding to Phase III has been completed. Due to adverse weather conditions in Central Montana, we decided to halt drilling operations in December 2011. The decision took into consideration the decreasing returns in productivity and increasing operating costs that prevail when drilling activities occur with cold weather and snow on the ground. We plan to resume drilling activities for Phase III of the exploration drilling program in the summer of 2012 after finding capable drilling contractors and securing adequate financing.

We have commissioned our engineering consultant Weir with the preparation of a preliminary reserve study and mine feasibility study for the PACE Coal property using exploration data obtained during the first two phases of our drilling program in 2011 and data from previous exploration work carried out by Mobil Oil Co. Both studies are expected to be completed during June 2012. The purpose of the reserve study is to determine the scope of the project based on all available exploration data to date. Weir will also provide recommendations for additional exploration drilling to further delineate the mineralization on the PACE Coal property. The reserve study is expected to include the preparation of an electronic drill hole database for the property, verification of seam correlations, preparation of a seam reserve map and estimation of the mineable reserves and non-reserve mineralization. The preparation of reserve and coal quality tables will be done in accordance with US Geological Survey and SEC requirements. The preliminary mine feasibility study will include a mine plan suitable to geology and production requirements and projections for production capacity, productivity, staffing levels, equipment and facilities, capital expenditures and operating costs.

We expect to obtain a final reserve study setting forth the quantity and classification of proven and probable coal reserves and a valuation thereof and final mine feasibility study, which includes a mining plan to produce a minimum of fifty (50) million tons of coal, by April 9, 2013. These final studies will incorporate the drilling results of all three phases of the exploration program. The minimum production should be viewed as a desired target and not as a mandatory target and will be exclusively determined by the technical option of Weir.

Results of Operations

Six months ended March 31, 2012 compared to the six months ended March 31, 2011

We had a net loss of $1,141,719 for the six months ended March 31, 2012, which was $128,882 greater than the net loss of $1,012,837 for the six months ended March 31, 2011. This increase in net loss in the current period is primarily the result of an increase of office and general expenses, professional fees, and mineral property exploration costs.

Interest expense of $157,626 for the six months ended March 31, 2012, as compared to $170,661 for the 2011 period, is accretion related to debt discount recorded on the promissory notes. A loss on the extinguishment of debt $233,062 was recorded upon the Company entering into an Amended and Restated Coal Buy Sell Agreement and Amended and Restated Mineral Buy Sell Agreement on March 26, 2012.

Three months ended March 31, 2012 compared to the three months ended March 31, 2011

We had a net loss of $679,888 for the three months ended March 31, 2012, which was $127,366 greater than the net loss of $552,522 for the three months ended March 31, 2011. This increase in net loss in the current period is primarily the result of an increase of office and general expenses, professional fees, and mineral property exploration costs.

 Interest expense of $78,813 for the three months ended March 31, 2012, as compared to interest expense of $82,169 for the three months ended March 31, 2011, is accretion related to debt discount recorded on the promissory notes. A loss on the extinguishment of debt $233,062 was recorded upon the Company entering into an Amended and Restated Coal Buy Sell Agreement and Amended and Restated Mineral Buy Sell Agreement on March 26, 2012.

Year Ended September 30, 2011 Compared to Year Ended September 30, 2010

Results.  The Company had no revenue in the fiscal year ended September 30, 2011. Expenses, including office and general, management fees, professional fees and exploration costs, were $1,623,717 in fiscal 2011, compared to $342,040 during the previous fiscal year. This increase of $1,281,677 (375%) was primarily attributable to increased management fees of $802,500 (primarily attributable to the stock-based compensation of our officers), increased exploration costs of $440,894 (primarily attributable to the implementation of the PACE Coal Project) and increased office and general expenses of $169,605, partially offset by a decrease in professional fees of $139,322.

We experienced an operating loss of $1,952,064 during fiscal 2012 as compared to an operating loss of $777,221 during the previous fiscal year. This $1,174,843 (151%) increase in our operating loss is attributable to increased expense costs, as discussed in the preceding paragraph, and increased interest expense.

Liquidity and Capital Resources.  Our net loss for the fiscal year ended September 30, 2011 was $1,952,064.  During fiscal 2011, we experienced an increase in cash of $109,005.  At September 30, 2011, we had a working capital deficit of $25,277, compared to working capital deficit of $73,136 at September 30, 2010.  The $47,859 decreased deficit in working capital is attributable primarily to the $109,005 increase in cash and a $168,750 decrease in current portion of promissory notes, partially offset by a $222,909 increase in accounts payable and accrued liabilities.

Net cash flows used in operating activities were $690,365 for the fiscal year ended September 30, 2011, compared to $197,937 during the previous fiscal year.  Negative operating cash flows in both periods are primarily attributable to net losses of $1,952,064 in fiscal 2011 and $777,221 in fiscal 2011.  The $492,428 increase in cash used in operating activities from fiscal 2010 to fiscal 2011 is primarily attributable to an increase in net losses, partially offset by an increase in stock-based compensation and an increase in accretion of debt discount.

Net cash flows used in investing activities were $100,630 for the fiscal year ended September 30, 2011, compared to $386,148 during the previous fiscal year.  The $285,518 decrease in cash used in investing activities from fiscal 2010 to fiscal 2011 is primarily attributable to the purchase of mineral property relating to the PACE Coal Project in fiscal 2010, partial offset by the purchase of a reclamation bond for the PACE Coal Project in fiscal 2011.

Net cash flows used in financing activities were $900,000 for the fiscal year ended September 30, 2011, compared to $1,104,790 during the previous fiscal year.  The $204,790 decrease in cash used in financing activities from fiscal 2010 to fiscal 2011 is primarily attributable to the payment on a promissory note in fiscal 2011, partially offset by an increase in proceeds from the sale of Common Stock and a decrease in proceeds from notes payable.

Liquidity Outlook

We have substantial capital commitments over the next several years related to our interests in the PACE Coal property.  Pursuant to the Coal Amendment and the related Coal Promissory Note, we are obligated to make payments to JBM Energy of (A) $100,000 upon the earlier of (i) sixty (60) days following the effective date of the registration statement of which this prospectus forms a part and (ii) December 9, 2012 and (B) monthly payments of $100,000 plus accrued interest commencing on April 9, 2013.  Pursuant to the Mineral Amendment and the Mineral Promissory Note, we are obligated to make payments to Pace of (A) $100,000 upon the earlier of (i) sixty (60) days following the effective date of the registration statement of which this prospectus forms a part and (ii) December 9, 2012, (B) $200,000 upon the earlier of (i) ninety (90) days following the effective date of the registration statement of which this prospectus forms a part and (ii) December 9, 2012 and (C) monthly payments of $100,000 plus accrued interest commencing on April 9, 2013.  Interest began to accrue under both the Coal Promissory Note and the Mineral Promissory Note on April 9, 2012, and interest payments begin on July 9, 2012. We plan to make payments under the Coal Amendment, the Coal Promissory Note, the Mineral Amendment and the Mineral Promissory Note utilizing cash on hand, proceeds from issuances under the SEDA and other financing sources, as necessary.

Further, we expect to use cash of $802,000 for office and general expenses, management fees, professional fees and exploration costs in 2012.

On February 17, 2012, we entered into the SEDA with YA Global pursuant to which we may, at our sole and exclusive option, periodically sell to YA Global shares of Common Stock for a total purchase price of up to four million dollars ($4,000,000), subject to certain conditions, including that each sale shall be limited to the greater of (1) $250,000 and (2) the average of the daily value traded for each of the 10 trading days prior to the applicable advance notice. For each share of Common Stock purchased pursuant to the SEDA, YA Global will pay the Company ninety–five (95%) of the market price, defined as the average of the two lowest daily volume weighted average price of the Common Stock during the five (5) consecutive trading days following delivery by us of an advance notice, which price shall not be less than 90% of the volume weighted average price on the trading day prior to the advance notice date.  Under the SEDA, we cannot sell shares of Common Stock until such time as the registration statement of which this prospectus forms a part is declared effective by the SEC.

We have a Stock Issuance Agreement dated September 10, 2010 with Black Sands Holdings, Ltd., a Marshal Islands corporation (“Black Sands”), pursuant to which Black Sands has provided the Company with financing of in excess of $2.0 million in the past two years.

While we expect to use issuances of Common Stock pursuant to the SEDA once it is available and engage in further financings with Black Sands to obtain additional working capital, we will require additional funding to execute our business plan, including the continuation of the PACE Coal Project. Our plan is to obtain such additional resources by obtaining capital from management and significant shareholders sufficient to meet our minimal operating expenses and to seek additional equity and/or debt financing.  However, we cannot provide assurances that we will be successful in accomplishing any of these plans.  Our failure to secure additional funding to implement our business plan will significantly affect our ability to continue operations.  We do not have sufficient working capital to enable us to carry out our stated plan of operation for the next twelve months.

Off–Balance Sheet Arrangements

We have no existing off–balance sheet arrangements, as defined under SEC rules, that have or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth certain information regarding our current directors and executive officers. Our directors and executive officers serve one–year terms.

Name	Age	Position	Date Appointed
Johannes Petersen	39	CFO, Secretary, and Director	November 20, 2009
Alvaro Valencia	38	President, CEO, and Director	August 1, 2010

Alvaro Valencia

Mr. Valencia has been an officer and director of the Company since August 1, 2010. Mr. Valencia holds a BSc in Economics from Universidad del Pacifico (Peru) and an MA degree in Economics from Syracuse University in New York. He brings to the Company his experience in investment banking and corporate finance, with an emphasis in the mining and infrastructure sectors. Mr. Valencia has held positions of increasing seniority in New York, Washington D.C. and Latin America. He has worked on major corporate and government mining–related projects, including working in association with Credit Suisse on the privatization of two international mining units in the mid 1990s.

Mr. Valencia formerly worked for the investment banking division of Macroconsult S.A. from May 2007 to December 2010 and Europa Partners Latin America (formerly known as StandSure Corporate Advisors S.A.C.) in Lima, Peru from September 2006 to April 2007. He formerly worked in the United States for the following: CNY Works, Inc. (2004–2006), Inter–American Development Bank (2002), BBVA Securities Inc. (2000–2001) and Credit Lyonnais Securities Asia (1999).

In determining Mr. Valencia’s qualifications to serve on our board of directors, the board considered, among other things, his experience and expertise in the mining and finance industries.

Johannes Petersen

Mr. Petersen has been an officer in the Company since November 20, 2009. Mr. Petersen holds a BSc in Economics from Universidad del Pacifico (Peru) and an MBA degree from the London Business School (UK). He brings to the Company experience gained from multiple managerial and directorship positions within diverse private and public companies. Since completing his business school studies, Mr. Petersen gained business development and business planning experience with an emphasis in the resources industry. He has worked in business planning and development for natural resource projects and has also covered several functions within the financial services industry, ranging from fixed income to currency trading.

Mr. Petersen currently sits on the board of directors of Gold American Mining Corp. a U.S. public company, currently quoted on the OTC Bulletin Board. Mr. Petersen formerly served as CEO for Dragon Gold Resources Inc. from July 2004 to May 2007 and as CFO for Century Petroleum Corp. from May 2006 to December 2009, U.S. companies previously listed on the OTC Bulletin Board. He also served as CFO for American Sierra Gold Corp from October 2009 to September 2010, a U.S. company listed on the OTC Bulletin Board. He also sat on the board of Reflection Oil & Gas Partners Ltd (2005–2010) and Hainan Mining Corporation (2005–2011), private UK companies of which he was a founder. He formerly worked in Lima, Peru for the following: Peru Scan Trading SAC, Credibolsa SAB, Banco de Credito del Peru and CONASEV (Peruvian securities regulation agency equivalent to the SEC).

In determining Mr. Petersen’s qualifications to serve on our board of directors, the board considered, among other things, his experience in the mining industry and extensive managerial background.

EXECUTIVE COMPENSATION

Summary

The following table sets forth summary compensation information for the fiscal years ended September 30, 2011 and 2010 for our officers and directors. We did not have any other executive officers or directors as of the end of fiscal 2011.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non–Equity Incentive Plan Compen– sation ($)	Nonqualified Deferred Compen– sation Earnings ($)	All Other Compen– sation ($)	Total ($)
Johannes Petersen	2010	$30,000	(2)	0	0	0	0	0	0	$30,000	(2)
Officer	2011	$60,000	(2)	0	0	0	0	0	0	$60,000	(2)
Alvaro Valencia	2010	$8,333		0	$160,000	0	0	0	0	$168,333
Officer	2011	$50,000		0	$692,500	0	0	0	0	$742,500
___________________
(1)	Calculated in accordance with FASB ASC Topic 718.
(2)	Mr. Petersen earns $5,000 per month based on a consulting arrangement with the Company for providing services as a financial officer of the Company.

The Company and Alvaro Valencia entered into an Independent Consulting Agreement effective (“Consulting Agreement”) on August 1, 2010. According to the terms of the Consulting Agreement, Mr. Valencia will serve as President, Chief Executive Officer and Director of the Company for a period of four (4) years beginning August 1, 2010. The Consulting Agreement is renewable upon the mutual consent of the parties on or before thirty (30) days prior to the end date of the Consulting Agreement.  Any such renewal shall be for a period of twelve (12) months.  The Company shall pay Mr. Valencia $50,000 per year, in equal monthly installments of $4,166,67.  Mr. Valencia will also receive up to an aggregate of four million (4,000,000) restricted shares of the Company.  Two hundred and fifty thousand (250,000) shares shall be issued at the end of each three–month period immediately following August 1, 2010.

We have entered into a consulting arrangement with Johannes Petersen, our Chief Financial Officer and Secretary, pursuant to which, we pay Mr. Petersen $5,000 per month for providing consulting services in his capacity as Chief Financial Officer and Secretary.  However, such consulting arrangement has not been memorialized in a written agreement.

Potential Payments Upon Termination or Change in Control

In the event of a consolidation or merger or sale of all or substantially all of the assets of the Company in which outstanding shares of our Common Stock are exchanged for securities, cash or other property of any other corporation, firm, partnership, joint venture, association or business entity, the Company is otherwise acquired or there is a change of control of the Company (receipt of more than 50% of the outstanding shares of the Company, the Company otherwise being acquired, or a change in control of the Company are collectively referred to as an “Acquisition”), or in the event of liquidation of the Company, so much of the 4,000,000 shares that have not been issued to Alvaro Valencia shall immediately and fully vest and shall also be transferable by Alvaro Valencia immediately prior to such Acquisition or liquidation. The number of shares is subject to adjustment from time to time as set forth in Section 3(b) of the Consulting Agreement with Alvaro Valencia.

Outstanding Equity Awards at 2011 Fiscal Year–End

None.

Compensation Committee Interlocks and Insider Participation

All members of our board of directors acted in lieu of a compensation committee during fiscal 2011.  We had no compensation committee interlocks with any entity in fiscal 2011.

Compensation Committee Report

We, constituting all members of the Board of Directors, in lieu of a compensation committee, have reviewed and discussed the Compensation Discussion and Analysis (set forth above) with the management of the company, and, based on such review and discussion, have recommended to the Board of Directors the inclusion of the Compensation Discussion and Analysis in the registration statement of which this prospectus forms a part.

Johannes Petersen
Alvaro Valencia

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership

The following table presents information, to the best of American Power’s knowledge, about the ownership of the Common Stock on June 8, 2012 relating to those persons known to beneficially own more than 5% of the Company’s Common Stock and by our named executive officers, directors and directors and executive officers as a group. The percentage of beneficial ownership for the following table is based on 99,080,418 shares of Common Stock outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of Common Stock over which the stockholder has sole or shared voting or investment power. It also includes shares of Common Stock that the stockholder has a right to acquire within 60 days after June 8, 2012 pursuant to options, warrants, conversion privileges or other right. The percentage ownership of the outstanding Common Stock, however, is based on the assumption, expressly required by the rules of the SEC, that only the person or entity whose ownership is being reported has converted options or warrants into shares of Common Stock.

Title of Class	Name and Address of Shareholder	Office, If Any	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Common Stock	Johannes Petersen c/o American Power Corp. 1600 14th Street, Ste. 400 Denver, CO 80202	CFO, Secretary and Director	47,600,000	48%
Common Stock	Alvaro Valencia c/o American Power Corp. 1600 14th Street, Ste. 400 Denver, CO 80202	President, CEO, Director	1,750,000	1.8%
All Officers and Directors as a group			49,400,000	49.8%

____________________
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

Except as set forth in the table above, to our knowledge, no person owns more than 5% of the Company’s Common Stock.

Changes in Control

There are no arrangements known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of the Company.

Transactions with Related Persons, Promoters and Certain Control Persons

We were not a party to any transaction or series of similar transactions with a related person during the last three fiscal years in which the amounts involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Pursuant to the Nevada Revised Statutes, our Articles of Incorporation exclude personal liability for our directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director’s liability under federal or applicable state securities laws. We have agreed to indemnify our directors against expenses, judgments and amounts paid in settlement in connection with any claim against a director if he acted in good faith and in a manner he believed to be in our best interests.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.  In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit, or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

Davis Graham & Stubbs LLP of Denver, Colorado has provided its opinion on the validity of the Common Stock offered by this prospectus.

EXPERTS

The audited balance sheets as of September 30, 2011 and September 30, 2010, and the related consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for each of the two years in the period ended September 30, 2011, included in this prospectus and elsewhere in the registration statement, have been so included in reliance upon the report of De Joya Griffith & Company, LLC, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and in accordance therewith, file reports and other information with the SEC. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the SEC at 100 F Street N.E., Washington, D.C. 20549. Requests for copies should be directed to the SEC’s Public Reference Section, Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1–800–SEC–0330 for more information on the public reference rooms.  The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically.

We have filed with the SEC a Registration Statement on Form S–1 (the “Registration Statement”) of which this prospectus constitutes a part, under the Securities Act.  For further information pertaining to us, reference is made to the Registration Statement.  Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.  Copies of the Registration Statement are on file at the offices of the SEC and may be inspected without charge at the offices of the SEC, the addresses of which is set forth above, and copies may be obtained from the SEC at prescribed rates.  The Registration Statement has been filed electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission’s web site (www.sec.gov).

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

FINANCIAL STATEMENTS

AMERICAN POWER CORP.
(An Exploration Stage Company)
FINANCIAL STATEMENTS

March 31, 2012 and 2011

(Unaudited)

AMERICAN POWER CORP.
(An Exploration Stage Company)
BALANCE SHEETS

	March 31, 2012 (Unaudited)	September 30, 2011 (Audited)

ASSETS
CURRENT ASSETS
Cash	$133,158	$629,857
Prepaids and deposit	46,071	17,753
TOTAL CURRENT ASSETS	179,229	647,610

LONG TERM ASSETS
Mineral property	2,670,500	2,670,500
Reclamation bond	125,108	92,876
Equipment – net	2,598	3,218
Website – net	21,429	26,297
TOTAL LONG TERM ASSETS	2,819,635	2,792,891
TOTAL ASSETS	$2,998,864	$3,440,501

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$145,195	$241,637
Promissory notes, current portion	400,000	431,250
TOTAL CURRENT LIABILITIES	545,195	672,887

LONG TERM LIABILITIES
Promissory notes, net of current portion, net of debt discount of $386,754 ($777,442 – September 30, 2011)	2,113,246	1,691,308
TOTAL LONG TERM LIABILITIES	2,113,246	1,691,308
TOTAL LIABILITIES	2,658,441	2,364,195

STOCKHOLDERS’ EQUITY
Capital stock
Authorized
500,000,000 shares of common stock, $0.001 par value,
Issued and outstanding
99,080,419 shares of common stock (92,952,085 September 30, 2011)	99,079	92,951
Additional paid in capital	4,200,912	2,957,037
Stock payable	23,333	867,500
Accumulated deficit during the exploration stage	(3,982,901)	(2,841,182)
TOTAL STOCKHOLDERS’ EQUITY	340,423	1,076,306
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,998,864	$3,440,501

The accompanying notes are an integral part of these financial statements.

AMERICAN POWER CORP. (An Exploration Stage Company) STATEMENTS OF OPERATIONS (Unaudited)
	Three Months Ended March 31,		Six Months Ended March 31,		Cumulative results (August 7, 2007) from inception March 31, 2012
	2012	2011	2012	2011
REVENUES

Revenues	$-	-	$-	-	$-
Total revenues	-	-	-	-	-

EXPENSES

Office and general	172,268	87,703	212,523	129,643	570,907
Management fees	73,333	320,833	153,333	613,333	1,154,497
Professional fees	52,695	31,168	100,473	53,444	310,615
Gain on debt forgiveness	-	-	-	-	(8,000)
Exploration costs	69,717	30,649	284,702	45,756	725,596
Total expenses	(368,013)	(470,353)	(751,031)	(842,176)	(2,753,615)

OTHER INCOME (EXPENSE)
Interest expense	(78,813)	(82,169)	(157,626)	(170,661)	(683,347)
Loss on extinguishment of debt	(233,062)	-	(233,062)	-	(470,869)
Total other expenses	(311,875)	(82,169)	(390,688)	(170,661)	(1,154,216)

NET LOSS	$(679,888)	$(552,522)	$(1,141,719)	$(1,012,837)	$(3,907,831)

BASIC LOSS PER COMMON SHARE
	$(0.01)	$(0.01)	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC

	97,652,753	91,603,914	95,650,604	91,320,318

The accompanying notes are an integral part of these financial statements.

AMERICAN POWER CORP.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
From inception (August 7, 2007) to March 31, 2012
(Unaudited)

	Common Stock
	Number of shares	Amount	Additional Paid-in Capital	Share Subscription Receivable	Stock Payable	Accumulated deficit during the exploration stage	Total

Balance, August 7, 2007 (Inception)	-	$-	$-	$-	$-	$-	$-
Common stock issued for cash at $0.001 per share on August 13, 2007	44,200,000	44,200	-	(8,500)	-	(35,700)	-
Net loss	-	-	-	-	-	(2,525)	(2,525)
Balance, September 30, 2007	44,200,000	44,200	-	(8,500)	-	(38,225)	(2,525)

Subscription Receivable	-	-	-	8,500	-	-	8,500
Common stock issued for cash at $0.03 per share July and August 2008	43,180,000	43,180	-	-	-	(39,370)	3,810
Net loss						(12,964)	(12,964)
Balance, September 30, 2008	87,380,000	87,380	-	-	-	(90,559)	(3,179)

Net loss	-	-	-	-	-	(21,338)	(21,338)
Balance, September 30, 2009	87,380,000	87,380	-	-	-	(111,897)	(24,517)

Forgiveness of debt by former director	-	-	16,198	-	-	-	16,198
Common Stock, issued for mineral property at $0.05 per share April 9, 2010	2,300,000	2,300	112,700	-	-	-	115,000
Common stock issued for cash at $0.50 per share June 25, 2010	800,000	800	399,200	-	-	-	400,000
Common stock to be issued on debt totaling $208,603 (including interest of $8,603) conversion at $0.50 per share September 10, 2010	-	-	-	-	446,410	-	446,410
Common stock to be issued for services at $0.96 per share at September 30, 2010	-	-	-	-	160,000	-	160,000
Private placement received in advance	-	-	-	-	500,000	-	500,000
Net loss	-	-	-	-	-	(777,221)	(777,221)
Balance, September 30, 2010	90,480,000	90,480	528,098	-	1,106,410	(889,118)	835,870

Common stock issued for 595,238 units at $0.84 per unit on October 5, 2010	595,238	595	499,405	-	(500,000)	-	-
Common stock issued for 449,438 units at $0.89 per unit on January 25, 2011	449,438	449	399,551	-	-	-	400,000
Common stock issued for 510,204 units at $0.98 per unit on February 23, 2011	510,204	510	499,490	-	-	-	500,000

Common stock issued for stock payable on April 5, 2011	417,205	417	445,993	-	(446,410)	-	-
Common stock issued for services on April 5, 2011 , 250,000 shares vested on October 31, 2010 and 250,000 shares vested on January 31, 2011	500,000	500	584,500	-	(160,000)	-	425,000
Common stock to be issued for 2,727,273 units at $0.22 per unit on August 9, 2011	-	-	-	-	600,000	-	600,000
Common stock to be issued for services at September 30, 2011	-	-	-	-	267,500	-	267,500
Net loss	-	-	-	-	-	(1,952,064)	(1,952,064)
Balance, September 30, 2011	92,952,085	$92,951	$2,957,037	$-	$867,500	$(2,841,182)	$1,076,306

Common stock issued for stock payable on December 12, 2011	2,727,273	2,727	597,273	-	(600,000)	-	-
Common stock issued for services on December 12, 2011, 250,000 shares vested on April 30, 2011, 250,000 shares vested on July 31, 2011 and 250,000 shares vested on October 31, 2011	750,000	750	289,250	-	(267,500)	-	22,500
Common stock issued for services on February 1, 2012 , 250,000 shares vested on January 31, 2012	250,000	250	42,250	-	-	-	42,500
Common stock issued for 734,394 units at $0.16 per unit on February 17, 2012	734,394	734	116,769	-	-	-	117,503
Common stock issued for 1,666,667 units at $0.12 per unit on February 21, 2012	1,666,667	1,667	198,333	-	-	-	200,000
Common stock to be issued for services at March 31, 2012	-	-	-	-	23,333	-	23,333
Net loss	-	-	-	-	-	(1,141,719)	(1,141,719)
Balance, March 31, 2012	99,080,419	$99,079	$4,200,912	$-	$23,333	$(3,982,901)	$340,423

The accompanying notes are an integral part of these financial statements.

AMERICAN POWER CORP.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months Ended March 31, 2012	Six months Ended March 31, 2011	Cumulative results from inception (August 7, 2007) to March 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,141,719)	$(1,012,837)	$(3,907,831)
Adjustment to reconcile net loss to net cash
used in operating activities
Depreciation and amortization	5,488	5,528	19,875
Stock-based compensation	205,836	558,333	1,058,336
Accretion of debt discount	157,626	170,662	683,287
Gain on extinguishment of debt	-	-	(8,000)
Loss on extinguishment of debt	233,062	-	470,869
(Increase) in prepaid expenses	(28,318)	(48,629)	(46,071)
Decrease in advances to related party		18,416	0
(Decrease) increase in accounts payable and accrued liabilities	(96,442)	25,074	153,195
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(664,467)	(283,453)	(1,576,340)

CASH FLOWS FROM INVESTING ACTIVITIES
Website	-	(7,754)	(38,945)
Equipment	-	-	(4,957)
Mineral Property	-	-	(350,000)
Reclamation Bond	(32,232)	-	(125,108)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(32,232)	(7,754)	(519,010)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	200,000	900,000	2,612,310
Loans from related party	-	-	16,198
Proceeds from notes payable	-	-	200,000
Payment on promissory note	-	(400,000)	(600,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	200,000	500,000	2,228,508

NET INCREASE ( DECREASE) IN CASH	(496,699)	208,793	133,158

CASH, BEGINNING OF PERIOD	629,857	520,852

CASH, END OF PERIOD	$133,158	$729,645	$133,158
Supplemental cash flow information and noncash financing activities:
Common stock payable for property acquisition	$-	$-	$115,000
Promissory notes issued for property	$-	$-	$2,405,500
Forgiveness of debt by former director	$-	$-	$16,198
Common stock issued to satisfy common stock payable	$867,500	$500,000	$1,973,910
Conversion of debt totaling $208,603 (including interest of $8,603) for common stock	$-	$-	$464,410
The accompanying notes are an integral part of these financial statements.

AMERICAN POWER CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
March 31, 2012
(Unaudited)

NOTE 1 – FINANCIAL STATEMENTS

Pursuant to the rules and regulations of the Securities and Exchange Commission for Form 10-Q, the financial statements, footnote disclosures and other information normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. The financial statements contained in this report are unaudited but, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the financial statements.  The results of operations for any interim period are not necessarily indicative of results for the full year. The balance sheet at September 30, 2011 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

NOTE 2 – GOING CONCERN

The Company’s financial statements as of March 31, 2012 have been prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. For the six months ended March 31, 2012, and from inception (August 7, 2007) to March 31, 2012, the Company had a net loss of $1,141,719 and $3,907,831, respectively.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stock based compensation
The Company recognizes stock-based compensation in accordance with ASC Topic 718 “Stock Compensation,” which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to an Employee Stock Purchase Plan based on the estimated fair values.

For non-employee stock-based compensation, the Company has adopted ASC Topic 505 “Equity-Based Payments to Non-Employees,” which requires stock-based compensation related to non-employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with ASC Topic 505.

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments with original maturities of six months or less.

Use of Estimates and Assumptions
Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Net Loss per Share
Basic loss per share includes no dilution and is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding for the period.  Dilutive loss per share reflects the potential dilution of securities that could share in the losses of the Company.  Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic loss per share.

Fair Value of Financial Instruments
The carrying amounts of the financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate fair value due to the short maturities of these financial instruments. The notes payable are also considered financial instruments whose carrying amounts approximate fair values.

Fixed Assets
Fixed assets are stated at cost.  Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed.  At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts.  Gains or losses from retirements or sales are credited or charged to income.

The Company’s fixed assets consist of computer equipment, which is valued at cost and depreciated using the straight-line method over a period of four years.

NOTE 4 - RECENT ACCOUNTING PRONOUNCEMENTS AFFECTING THE COMPANY

There have been no recent accounting pronouncements or changes in accounting pronouncements that impacted the second quarter of fiscal 2012, or which are expected to impact future periods, which were not already adopted and disclosed in prior periods.

NOTE 4 – COAL AND OTHER MINERAL PROPERTIES

On March 26, 2012, the Company entered into an Amended and Restated Coal Buy Sell Agreement (the “Coal Amendment”), by and between the Company and JBM Energy Company, LLC (“JBM”), amending and restating the terms of that certain Coal Buy and Sell Agreement (“Coal Agreement”), dated as of February 4, 2010, by and between JBM and Future Gas Holdings, Ltd. (“Future Gas”), which Coal Agreement was subsequently assigned by Future Gas to the Company pursuant to that certain Assignment and Assumption of Coal Agreement, dated as of March 31, 2010, by and among JBM, Future Gas, and the Company.

The Coal Amendment extended the date upon which the Company must complete a reserve study and mine feasibility study from April 9, 2012 to April 9, 2013. However, the Company represents that it will make every effort in good faith to complete its drilling plan in 2012 and have Weir International, Inc. finalize and prepare a preliminary reserve study and mine feasibility study and mining plan as soon as possible thereafter. The Coal Amendment also provides that the Company’s payment of $100,000 to JBM  that was previously due 90 days following the completion of the mining and reserve study and to be no later than April 9, 2012 is now due on the earlier of (i) sixty (60) days following the effective date of the registration statement (the “Registration Statement”) with respect to the Standby Equity Distribution Agreement (the “SEDA”), dated as of February 17, 2012, by and between the Company and YA Global Master SPV Ltd. and (ii) December 9, 2012, and delays the first interest payment due under the Coal Agreement until July 9, 2012.  Finally, the Company’s payment obligations under the Coal Amendment are evidenced by an amended and restated promissory note of the Company in favor of JBM, dated as of March 26, 2012, with a current principal balance of $1,350,000, an interest rate of 5% per annum and monthly payments of $100,000 plus accrued interest commencing on April 9, 2013 (the “Coal Promissory Note”). The Coal Promissory Note replaces that Promissory Note, dated as of April 9, 2010, by the Company in favor of JBM. The Promissory Note, dated as of April 9, 2010, required that starting July 9, 2014, the principal balance of $1,250,000 shall be paid in 8 equal quarterly installments, plus accrued interest on the unpaid principal balance to date of each principal payment.

On March 26, 2012, the Company entered into an Amended and Restated Mineral Buy Sell Agreement (the “Mineral Amendment”), by and between the Company and Russell B. Pace, Jr. (“Pace”), amending and restating the terms of that certain Mineral Buy and Sell Agreement (the “Mineral Agreement”), dated as of February 4, 2010, by and between Pace and Future Gas, which Mineral Agreement was subsequently assigned by Future Gas to the Company pursuant to that certain Assignment and Assumption of Mineral Agreement, dated as of April 9, 2010, by and among Pace, Future Gas, and the Company.

The Mineral Amendment delays the Company’s payment of $100,000 to Pace until the earlier of (i) sixty (60) days following the effective date of the Registration Statement and (ii) December 9, 2012, and delays the first interest payment due under the Mineral Agreement until July 9, 2012. An additional $200,000 will be payable to Pace upon the earlier of (i) ninety (90) days following the effective date of the Registration Statement and (ii) December 9, 2012. The $100,000 and $200,000 amounts were to be previously paid 90 days and 180 days, respectively, following the completion of the Reserve Study and Mining Plan, to be no later than April 9, 2012. Finally, the Company’s payment obligations under the Mineral Agreement are evidenced by an amended and restated promissory note of the Company in favor of Pace, dated as of March 26, 2012, with a current principal balance of $1,550,000, an interest rate of 5% per annum and monthly payments of $100,000 plus accrued interest commencing on April 9, 2013 (the “Mineral Promissory Note”). The Mineral Promissory Note replaces that certain Promissory Note, dated as of  April 9, 2010, by the Company in favor of Pace. The Promissory Note, dated as of April 9, 2010, required that starting July 9, 2014, the principal balance of $1,250,000 shall be paid in 8 equal quarterly installments, plus accrued interest on the unpaid principal balance to date of each principal payment.

In accordance with ASC Topic No. 470, “Debt – Modifications and Extinguishments” (Topic 470), the transactions noted above were determined to be an extinguishment of the existing debt and an issuance of new debt. As a result, we recorded a loss on the extinguishment of debt in the amount of $233,062 in the line item “Loss on extinguishment of debt” in the Statements of Operations.

NOTE 5 - CAPITAL STOCK

On December 12, 2011, the Company issued a total of 2,727,273 shares to Black Sands Holding Inc. These shares were previously recorded as stock payable on September 30, 2011.

On December 12, 2011, the Company issued a total of 750,000 shares to Mr. Alvaro Valencia, CEO and Director of the Company under the Independent Consulting Agreement between the Company and the CEO. These shares were previously recorded as stock payable on September 30, 2011.

On February 1, 2012, the Company issued a total of 250,000 shares to Mr. Alvaro Valencia, CEO and Director of the Company under the Independent Consulting Agreement between the Company and the CEO. The shares were valued based on the closing price of our common stock on January 31, 2012, the date the stock grant vested.

On February 17, 2012, the Company issued a total of 734,394 shares common stock to YA Global Master SPV Ltd. as a commitment fee for the following contemplated transactions:

(1)
On February 17, 2012, the Company entered into a Standby Equity Distribution Agreement (“SEDA”) with YA Global Master SPV Ltd. (“YA Global”) pursuant to which the Company may, at its sole and exclusive option, periodically sell to YA Global, and YA Global agrees to purchase, shares of its common stock, $0.001 par value per share for a total purchase price of up to four million dollars ($4,000,000). Each sale of Common Stock, pursuant to an advance notice under the SEDA (each an “advance notice”), shall be limited to the greater of (1) $250,000 and (2) the average of the daily value traded for each of the 10 trading days prior to the applicable advance notice. For each share of Common Stock purchased pursuant to the SEDA, YA Global will pay to the Company ninety-five (95%) of the market price, defined as the average of the two lowest daily volume weighted average price of the Common Stock during the five (5) consecutive trading days following delivery by the Company of an advance notice, which price shall not be less than 90% of the volume weighted average price on the trading day prior to the advance notice date. Under the SEDA, the Company cannot sell shares of Common Stock until such time as it files with the Securities and Exchange Commission (“SEC”) a registration statement (the “Registration Statement”) registering the resale of the shares of Common Stock to be sold to YA Global, and such registration statement is declared effective by the SEC. The Company is not obligated to sell any shares of Common Stock under the SEDA and there are no minimum commitments or minimum use penalties. The SEDA, unless terminated by the Company, shall terminate on the earlier of (i) March 1, 2014, or (ii) the date on which YA Global shall have purchased shares of Common Stock with an aggregate purchase price of $4,000,000.

(2)
On February 17, 2012, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with YA Global pursuant to which the Company may issue and sell to YA Global, and YA Global shall purchase, secured convertible notes (the “Notes”) in an aggregate principal amount of up to $200,000, which Notes are convertible into Common Stock. the Company may notify YA Global in writing of its intent to sell a Note to YA Global at any time and from time to time after the Company’s initial filing of the Registration Statement and prior to the earlier of the date on which such Registration Statement is declared effective by the SEC and August 13, 2012, subject to the satisfaction (or waiver) of certain terms and conditions. Notes are issuable with principal amounts not to exceed $50,000 and, other than with respect to the first Note purchased by YA Global, there must be at least 30 days between Note Purchases.

Each Note issued pursuant to the Note Purchase Agreement shall mature on August 13, 2012 and shall bear interest at a rate equal to 8% per annum, payable upon the maturity of such Note. In addition, YA Global shall have the right to convert any portion of any outstanding Note, including any accrued interest, into shares of Common Stock, at a conversion rate equal to the daily volume weighted average price of the Common Stock for the three trading days prior to such Note’s issuance (the “Conversion Price”) The Company may also redeem all or any portion of any outstanding Notes, including any accrued interest, upon advanced written notice to YA Global, provided that the daily volume weighted average price of the Common Stock on the date of redemption is greater than the Conversion Price.

The commitment fee estimated value of $117,503 is based on the closing price of our common stock at February 17, 2012 and is included in the line item “Interest expense” in the Statements of Operations.

On February 21, 2012, the Company entered into a Private Placement Subscription for Non U.S. Subscribers with Black Sands Holdings, Inc., to subscribe to and purchase 1,666,667 units valued at $0.12 per unit for an aggregate purchase price of $200,000.

During the quarter ended March 31, 2012, the Company recorded $23,333 for stock-based compensation payable related to 250,000 shares of common stock earned by Mr. Alvaro Valencia, CEO and Director of the Company. On January 31, 2012, under the Independent Consultant Agreement between the Company and the CEO, 250,000 shares of common stock vested and were valued based on the closing price of our shares of common stock on January 31, 2012.  At September 30, 2011 and March 31, 2012, 166,667 shares of common stock were recorded in stock payable on the balance sheet at an estimated value based on the closing price of our shares of common stock at September 30, 2011 and March 31, 2012, respectively.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders
American Power Corp.

We have audited the accompanying balance sheets of American Power Corp. (An Exploration Stage Company) (the “Company”) as of September 30, 2011 and 2010, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and from inception (August 7, 2007) through September 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Power Corp. (An Exploration Stage Company) as of September 30, 2011 and 2010, and the results of their operations and cash flows for the years then ended, and from inception (August 7, 2007) through September 30, 2011 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ De Joya Griffith & Company, LLC
Henderson, Nevada
December 27, 2011

______________________________________________________________________________
2580 Anthem Village Drive, Henderson, NV  89052
Telephone (702) 563–1600  ●  Facsimile (702) 920–8049

AMERICAN POWER CORP.
(An Exploration Stage Company)
FINANCIAL STATEMENTS

September 30, 2011 and 2010

(Audited)

AMERICAN POWER CORP.
(An Exploration Stage Company)
BALANCE SHEETS
(Audited)

	September 30, 2011	September 30, 2010
Assets
Current Assets
Cash	$629,857	$520,852
Prepaids and deposit	17,753	6,324
Advances to related party	–	18,416
Total Current Assets	647,610	545,592
Long Term Assets
Mineral property (Note 5)	2,670,500	2,670,500
Reclamation bond	92,876	–
Equipment – net	3,218	4,480
Website – net	26,297	28,297
Total Long Term	2,792,891	2,703,277
Total Assets	$3,440,501	$3,248,869
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$241,637	$18,728
Promissory notes, current portion	431,250	600,000
Total Current Liabilities	672,887	618,728
Long Term Liabilities
Promissory notes, net of current portion, net of debt discount of $777,442 ($1,105,729 – September 30, 2010)	1,691,308	1,794,271
Total Long Term Liabilities	1,691,308	1,794,271
Total Liabilities	2,364,195	2,412,999
Stockholders’ Equity
Capital stock
Authorized
500,000,000 shares of common stock, $0.001 par value,
Issued and outstanding
92,952,085 shares of common stock (90,480,000 September 30, 2010)	92,951	90,480
Additional paid in capital	2,957,037	528,098
Stock payable	867,500	1,106,410
Accumulated deficit during the exploration stage	(2,841,182)	(889,118)
Total Stockholders’ Equity	1,076,306	835,870
Total Liabilities and Stockholders’ Equity	$3,440,501	$3,248,869

The accompanying notes are an integral part of these financial statements.

AMERICAN POWER CORP.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Audited)

	Year ended September 30, 2011	Year ended September 30, 2010	Cumulative results from inception (August 7, 2007) to September 30, 2011
Revenue
Revenues	$–	$–	$–
Total revenues	–	–	–
Expenses
Office and general	261,032	91,427	358,384
Management fees	802,500	–	1,001,164
Professional fees	119,291	258,613	210,142
Gain on debt forgiveness	–	(8,000)	(8,000)
Exploration costs	440,894	–	440,894
Total expenses	(1,623,717)	(342,040)	(2,002,584)
Other Expense
Interest expense	(328,347)	(197,374)	(525,721)
Loss on debt settlement	–	(237,807)	(237,807)
Total other expenses	(328,347)	(435,181)	(763,528)
Net Loss	$(1,952,064)	$(777,221)	$(2,766,112)
Basic Loss Per Common Share	$(0.02)	$(0.01)
Weighted Average Number of Common Shares Outstanding–Basic	92,125,873	88,689,041

The accompanying notes are an integral part of these financial statements.

AMERICAN POWER CORP.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
From inception (August 7, 2007) to September 30, 2011
(Audited)

	Common Stock
	Number of shares	Amount	Additional Paid–in Capital	Share Subscription Receivable	Stock Payable	Accumulated deficit during the exploration stage	Total
Balance, August 7, 2007 (Inception)	$–	$–	$–	$–	$–	$–	$–
Common stock issued for cash at $0.001 per share on August 13, 2007	44,200,000	44,200	–	(8,500)	–	(35,700)	–
Net loss	–	–	–	–	–	(2,525)	(2,525)
Balance, September 30, 2007	44,200,000	44,200	–	(8,500)	–	(38,225)	(2,525)
Subscription Receivable	–	–	–	8,500	–	–	8,500
Common stock issued for cash at $0.03 per share July and August 2008	43,180,000	43,180	–	–	–	(39,370)	3,810
Net loss						(12,964)	(12,964)
Balance, September 30, 2008	87,380,000	87,380	–	–	–	(90,559)	(3,179)
Net loss	–	–	–	–	–	(21,338)	(21,338)
Balance, September 30, 2009	87,380,000	87,380	–	–	–	(111,897)	(24,517)
Forgiveness of debt by former director	–	–	16,198	–	–	–	16,198
Common Stock, issued for mineral property at $0.05 per share April 9, 2010	2,300,000	2,300	112,700	–	–	–	115,000
Common stock issued for cash at $0.50 per share June 25, 2010	800,000	800	399,200	–	–	–	400,000
Common stock to be issued on debt totaling $208,603 (including interest of $8,603) conversion at $0.50 per share September 10, 2010	–	–	–	–	446,410	–	446,410
Common stock to be issued for services at $0.96 per share at September 30, 2010	–	–	–	–	160,000	–	160,000
Private placement received in advance	–	–	–	–	500,000	–	500,000
Net loss	–	–	–	–	–	(777,221)	(777,221)
Balance, September 30, 2010	90,480,000	90,480	528,098	–	1,106,410	(889,118)	835,870
Common stock issued for 595,238 units at $0.84 per unit on October 5, 2010	595,238	595	499,405	–	(500,000)	–	–

Common Stock
Number of shares	Amount	Additional Paid–in Capital	Share Subscription Receivable	Stock Payable	Accumulated deficit during the exploration stage	Total

Common stock issued for 449,438 units at $0.89 per unit on January 25, 2011	449,438	449	399,551	–	–	–	400,000
Common stock issued for 510,204 units at $0.98 per unit on February 23, 2011	510,204	510	499,490	–	–	–	500,000
Common stock issued for stock payable on April 5, 2011	417,205	417	445,993	–	(446,410)	–	–
Common stock issued for services on April 5, 2011 , 250,000 shares vested on October 31, 2010 and 250,000 shares vested on January 31, 2011	500,000	500	584,500	–	(160,000)	–	425,000
Common stock to be issued for 2,727,273 units at $0.22 per unit on August 9, 2011	–	–	–	–	600,000	–	600,000
Common stock to be issued for services at September 30, 2011	–	–	–	–	267,500	–	267,500
Net loss	–	–	–	–	–	(1,952,064)	(1,952,064)
Balance, September 30, 2011	$92,952,085	$$92,951	$2,957,037	$–	$867,500	$(2,841,182)	$1,076,306

The accompanying notes are an integral part of these financial statements.

AMERICAN POWER CORP.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Audited)

	Year ended September 30, 2011	Year ended September 30, 2010	Cumulative results from inception (August 7, 2007) to September 30, 2011
Cash Flows from Operating Activities
Net loss	$(1,952,064)	$(777,221)	$(2,766,112)
Adjustment to reconcile net loss to net cash
used in operating activities
Depreciation and amortization	11,016	3,371	14,387
Stock–based compensation	692,500	160,000	852,500
Accretion of debt discount	328,287	197,374	525,661
Gain on extinguishment of debt	–	(8,000)	(8,000)
Loss on extinguishment of debt	–	237,807	237,807
(Increase) in prepaid expenses	(11,429)	(6,324)	(17,753)
(Increase) decrease in advances to related party	18,416	(18,416)	–
Increase in accounts payable and accrued liabilities	222,909	13,472	249,637
Net Cash Used in Operating Activities	(690,365)	(197,937)	(911,873)
Cash Flows from Investing Activities
Website	(7,754)	(31,191)	(38,945)
Equipment	–	(4,957)	(4,957)
Mineral property	–	(350,000)	(350,000)
Reclamation bond	(92,876)	–	(92,876)
Net Cash Used in Investing Activities	(100,630)	(386,148)	(486,778)
Cash Flows From Financing Activities
Proceeds from sale of common stock	1,500,000	900,000	2,412,310
Loans from related party	–	4,790	16,198
Proceeds from notes payable	–	200,000	200,000
Payment on promissory note	(600,000)	–	(600,000)
Net Cash Provided by Financing Activities	900,000	1,104,790	2,028,508
Increase in Cash	109,005	520,705	629,857
Cash, Beginning of Period	520,852	147	–
Cash, End of Period	$629,857	$520,852	$629,857
Supplemental cash flow information and non-cash financing activities:
Common stock payable for property acquisition	$–	$115,000	$115,000
Promissory notes issued for property	$–	$2,405,500	$2,405,500
Forgiveness of debt by former director	$–	$16,198	$16,198
Common stock issued to satisfy common stock payable	$1,106,410	$–	$1,106,410
Conversion of debt totaling $208,603, (including interest of $8,603) for common stock	$–	$446,410	$446,410

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

American Power Corp. (the “Company”) was originally organized as Teen Glow Makeup, Inc. under the laws of the State of Nevada on August 7, 2007.  On April 30, 2010 the Company changed its name to American Power Corp.  The Company is in exploration stage and has incurred losses since inception of $2,841,182.  The Company is An Exploration Stage Enterprise, as defined in FASB ASC 915–10 “Development Stage Entities”.  During the year ended September 30, 2010, the Company decided to redirect its business focus toward coal, oil and natural gas exploration and development.

The accompanying audited financial statements have been prepared in accordance with generally accepted accounting principles for financial information and with the instructions to Form 10–K.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements present the balance sheets, statements of operations, stockholders’ equity (deficit) and cash flows of the Company. These financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

Going Concern

The Company’s financial statements as of September 30, 2011 have been prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. For the years ended September 30, 2011 and 2010 the Company had a net loss of $1,952,064 and $777,221, respectively.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing. However management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Stock based compensation

The Company recognizes stock–based compensation in accordance with ASC Topic 718 “Stock Compensation,” which requires the measurement and recognition of compensation expense for all share–based payment awards made to employees and directors including employee stock options and employee stock purchases related to an Employee Stock Purchase Plan based on the estimated fair values.

For non–employee stock–based compensation, the Company has adopted ASC Topic 505 “Equity–Based Payments to Non–Employees,” which requires stock–based compensation related to non–employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with ASC Topic 505.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Financial Instruments

ASC 825, Financial Instruments requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 825 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model–derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data of the fair value of the assets or liabilities.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, accounts payable and accrued liabilities, and promissory notes.

Pursuant to ASC 825, the fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of cash, accounts payable and accrued liabilities, and other payables approximate their current fair values because of their nature and respective relatively short maturity dates or durations. Notes payable and loans payable approximate current fair value because interest is payable at market rates.

Use of Estimates and Assumptions

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Net Loss per Share

Basic loss per share includes no dilution and is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding for the period.  Dilutive loss per share reflects the potential dilution of securities that could share in the losses of the Company.  Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic loss per share.

Fixed Assets

Fixed assets are stated at cost.  Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed.  At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts.  Gains or losses from retirements or sales are credited or charged to income.

The Company’s fixed assets consist of computer equipment, which is valued at cost and depreciated using the straight–line method over a period of four years.

Website Development Costs

Costs incurred in developing and maintaining a website are charged to expense when incurred for the planning, content population, and administration or maintenance of the website. All development costs for the application, infrastructure, and graphics development are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized using the straight–line method over a four year estimated economic life. For the years ended September 30, 2011 and September 30, 2010, the company recorded Website amortization of $9,754 and $2,894, respectively, and net Website asset of $26,297 and $28,297, respectively.

Revenue Recognition

Coal, oil, and natural gas revenues are recorded using the sales method, whereby the Company recognizes coal, oil and natural gas revenue based on the amount of coal, oil, and gas sold to purchasers, when title passes, the amount is determinable, and collection is reasonably assured.  Actual sales of coal, oil, and natural gas are based on sales, net of the associated volume charges for processing fees and for costs associated with delivery, transportation, marketing, and royalties in accordance with industry standards.  Operating costs and taxes are recognized in the same period in which revenue is earned.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances.  Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  As of September 30, 2011, the Company had net operating loss carryforwards; however, due to the uncertainty of realization, the Company has provided a full valuation allowance for the deferred tax assets resulting from these loss carryforwards.

Mineral Property Costs

The Company has not yet realized any revenues from its planned operations.  It is primarily engaged in the acquisition and exploration of mining and coal properties.  Mineral property exploration costs are charged to operations as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized.  Such costs will be depleted using the units–of–production method over the estimated life of the probable reserve.

Although the Company has taken steps to verify title to mineral and coal properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Recent Accounting Pronouncements

There have been no recent accounting pronouncements or changes in accounting pronouncements that impacted the fourth quarter of fiscal 2011, or which are expected to impact future periods, which were not already adopted and disclosed in prior periods.

NOTE 3 – FIXED ASSETS

The Company’s fixed assets consist of computer equipment which is valued at cost and depreciated using the straight–line method over four years as follows:

	Cost	Accumulated Amortization	September 30, 2011 Net	September 30, 2010 Net
Computer equipment	$4,956	$1,738	$3,218	$4,480

Depreciation of $1,262 and $477 is included in general and administrative expenses in the statement of operations for the years ended September 30, 2011 and 2010, respectively.

NOTE 4 – LOANS

On April 6, 2010, the Company obtained a loan in the amount of $200,000, bearing interest of 10% per annum from Black Sands Holdings, Ltd.  On September 10, 2010 the Company agreed to enter into a debt to equity conversion as a means of settling the outstanding loan amount of $208,603 by issuing 417,205 shares. The fair value of the shares was $446,410, of which $237,807 was recognized as a loss on debt settlement.

NOTE 5 – COAL AND OTHER MINERAL PROPERTIES

On March 31, 2010, the Company entered into a series of agreements to acquire all the mineral, oil and gas rights of a mineral property located in Judith Basin County, Montana for a total consideration of $2,670,500.

On March 31, 2010, the Company, Future Gas Holdings, Ltd. (“Future Gas”) and JBM Energy Company, LLC (“JBM”) entered into an Assignment of Coal Agreement (“Assignment”) to transfer and assign all the rights and obligations of Future Gas to the Company to purchase all coal mineral rights owned by JBM under a Coal Buy and Sell Agreement (“Agreement”) dated February 4, 2010. Pursuant to the Assignment and Agreement, the Company paid in cash $150,000 to JBM and signed a 5% promissory note with a face value of $1,750,000 (“Promissory Note 1”) to JBM. During the first 2 years, the note carries no interest. On July 9, 2010 and January 9, 2011 additional cash payments of $200,000 and $200,000, respectively, was paid towards Promissory Note 1.  An additional amount of $100,000 is to be paid 90 days following the completion of the Reserve Study and Mining Plan, to be no later than April 9, 2012. Interest only payments on the $1,250,000 balance shall be made quarterly during the third and fourth years, starting July 9, 2012.  Starting July 9, 2014, the principal balance of $1,250,000 shall be paid in 8 equal quarterly installments, plus accrued interest on the unpaid principal balance to date of each principal payment. The promissory note to facilitate the agreements is contracted at an interest rate substantially below market rates for similar types of coal properties.   Accordingly, the Company imputed a discount of $613,812 at a market interest rate of 16% in accordance FASB ASC 835, “Interest”.  Should the Company make all necessary payments as indicated, up until April 9, 2012 and completes the Reserve Study and Mining Plan as anticipated in the agreement, but defaults on the $1,250,000 balance, the coal property will be returned to JBM and the Company will receive a 40% equity interest in JBM and the $1,250,000 balance will be cancelled.  Otherwise, if the Company defaults on Promissory Note 1, JBM at its option may terminate the agreement and or initiate action for any other remedy under the law.  At September 30, 2011, Promissory Note 1 is presented net of unamortized debt discount of $381,808 (2010 – $528,906). Under the Coal Buy Sell Agreement, JBM will be paid a royalty of $0.25 per ton on all coal when and as mined from the coal property.

On March 31, 2010, the Company, Future Gas Holdings, Ltd. (“Future Gas”) and Russell B. Pace, Jr. (“Pace”) entered into an Assignment and Assumption of Mineral Agreement to transfer and assign all the rights and obligations of Future Gas to the Company to purchase all mineral rights (except coal), oil and gas rights owned by Pace under a Mineral Buy and Sell Agreement dated February 4, 2010.  Pursuant to the Mineral Buy and Sell Agreement, the Company issued 1,000,000 shares of its common stock valued at $50,000 ($0.05 per share), signed a 5% promissory note with a face value of $1,950,000 (“Promissory Note 2”). On October 9, 2010 and April 9, 2011 additional cash payments of $200,000 and $200,000, respectively, was paid towards Promissory Note 2. Additional amounts of $100,000 and $200,000 are to be paid 90 days and 180 days, respectively, following the completion of the Reserve Study and Mining Plan, to be no later than April 9, 2012. Interest only payments on the $1,250,000 balance shall be made quarterly during the third and fourth years, starting July 9, 2012. Starting, July 9, 2014, the principal balance of $1,250,000 shall be paid in 8 equal quarterly installments, plus accrued interest on the unpaid principal balance to date of each principal payment. The promissory note to facilitate the agreements is contracted at an interest rate substantially below market rates for similar types of mineral, oil and gas properties.   Accordingly, the Company imputed a discount of $680,688 at a market interest rate of 16% in accordance FASB ASC 835, “Interest”.  If the Company defaults on Promissory Note 2, Pace at his option may terminate the agreement and or initiate action for any other remedy under the law.  At September 30, 2011, Promissory Note 2 is presented net of unamortized debt discount of $395,634 (2010 – $576,823).  Under the Mineral Buy Sell Agreement, Pace is due a royalty equal to 20% of all royalties and other payments received by the Company as a result of any lease of the of the mineral property conveyed and 20% of all net cash proceeds and/or other consideration received by the Company from the sale or disposal of the mineral, oil and gas property.

Furthermore, the Company issued 1,000,000 shares of its common stock valued at $50,000 ($0.05 per share) to Future Gas for the assignment of such agreements.

On April 9, 2010, the Company agreed to issue 300,000 common shares of common stock valued at $15,000 ($0.05 per share), to the parties involved in the Assignment of Coal Agreement and Assignment and Assumption of Mineral Agreement as introduction and assignment compensation. The shares were issued on August 27, 2010.

Pursuant to a Consulting Agreement dated as of February 4, 2010 between Pace and Future Gas assigned to the Company on March 31, 2010, Pace agreed to provide consulting services to Future Gas concerning the coal property conveyed to Future Gas by JBM in the Coal Buy and Sell Agreement, and other minerals conveyed to Future Gas by Pace in the Mineral Buy and Sell Agreement.  Future Gas agreed to pay Pace $5,000 on the first day of the month following the closing date of the Coal Buy and Sell Agreement and on the first day of each following month during for a period of one year subject to the option of Pace to extend this Consulting Agreement for two successive one year terms. Pace’s rights to further compensation under this Consulting agreement will terminate upon termination of the Coal Buy and Sell Agreement by either party as authorized under said Coal Buy and Sell Agreement.  Pace agreed to make himself available to perform consulting services for Future Gas for 5 days during each paid month.  Future Gas had the option to require Pace to perform consulting services for an additional 5 days during each paid month for an additional $1,000 per each additional day.  If Future Gas required more than 10 days per paid month, Pace had the option to decline or if accepted, Future Gas agreed to pay Pace $500 per each additional day. The Consulting Agreement is for services received by the Company after the purchase of the mineral property and is accounted for as an expense in the statements of operations.

NOTE 6 – CAPITAL STOCK

The Company’s capitalization is 500,000,000 shares of common stock with a par value of $0.001 per share.  No preferred shares have been authorized or issued.

On August 13, 2007, a former director purchased 44,200,000 shares of the common stock in the Company for $8,500, recognizing a loss of $35,700. During July and August 2008, the Company sold 43,180,000 shares for $3,810, recognizing a loss of $39,370.

On January 25, 2010, a former director forgave a loan in the amount of $16,198 which was owed to the director by the Company.

On January 25, 2010, the Company announced a change in control of the Company.  Johannes Petersen, a director of the Company acquired 98.63% of the issued and outstanding shares of stock of the Company from Pamela Hutchinson and Andrea Mizuhima pursuant to the terms and conditions of two Agreements for the Purchase of Common Stock, dated November 20, 2009.

On April 9, 2010, pursuant to the Stock Agreement dated as of February 4, 2010, the Company was obligated to issue 1,000,000 shares of its common stock valued at $50,000 ($0.05 per share) to Russell B. Pace, Jr. The shares were issued on August 27, 2010.

On April 9, 2010, the Company agreed to issue 300,000 common shares valued at $15,000 ($0.05 per share) to the parties involved in the Assignment of Coal Agreement and Assignment and Assumption of Mineral Agreement as introduction and assignment compensation. The shares were issued on August 27, 2010.

Effective April 30, 2010, the President and Chairman of the Board entered into an agreement with the Company whereby 2,845,800,000 shares of the outstanding common stock of the Company were canceled and returned to the pool of the Company’s authorized and unissued shares of common stock. Since the shares under this agreement have been cancelled without the exchange of consideration to reduce number of shares outstanding, the Company considered the change in capital structure from the cancellation agreement in substance a reverse stock split.  In accordance with SAB Topic 4–C, the Company recorded the cancellation retroactively as a reduction to the par value of common stock with a corresponding increase to additional paid–in capital.

Effective April 30, 2010, the Board of Directors authorized a 340 for 1 forward stock split on the issued shares of common stock.  The authorized number of shares of common stock was increased from 75,000,000 to 500,000,000 shares with a par value of $0.001.   All references in the accompanying financial statements to the number of common shares have been restated to reflect the forward stock split.

On June 30, 2010, the Company closed a private placement consisting of 800,000 shares of common stock at a purchase price of $0.50 per share, for gross proceeds of $400,000.

On August 1, 2010, the Company entered into an independent consultant agreement with CEO and Director Alvaro Valencia in which Mr. Valencia is entitled to receive over a period of 4 years, up to an aggregate amount of 4,000,000 of restricted shares of the Company’s common stock. The shares are to vest and be issued at the end of each three month period. As of September 30, 2011, Mr. Valencia had earned a total of 1,166,667 shares valued at $852,500, of which 166,667 shares valued at $160,000 had been recognized as compensation expense as of September 30, 2010  and  1,000,000 shares valued at $692,500 had been recognized as compensation expense as of September 30, 2011. A total of 500,000 shares were issued to Mr. Valencia on April 5, 2011 and the additional 666,667 were issued subsequent to September 30, 2011.

On September 10, 2010, the Company agreed to enter into a debt to equity conversion as a means of settling the outstanding loan and interest amount of $208,603 by issuing 417,205 shares. The fair value of the shares was $446,410, of which $237,807 was recognized as a loss on debt settlement in the statements of operations.

As of September 30, 2010, the Company recorded $160,000 for stock–based compensation payable related to 166,667 shares of common stock due to Mr. Alvaro Valencia, CEO and director of the Company, valued at the closing price of $0.96 per share of common stock as of September 30, 2010.

On October 5, 2010, the Company entered into a Private Placement Subscription for Non U.S. Subscribers with Black Sands Holdings, Inc., to subscribe to and purchase 595,238 units valued at $0.84 per unit for an aggregate purchase price of $500,000.  Each unit comprises one share of common stock and one warrant of the Company.  Each warrant entitles the holder to purchase one additional share of common stock of the Company at an exercise price of $1.26 per share for a period of three years.

On January 25, 2011, the Company entered into a Private Placement Subscription for Non U.S. Subscribers with Black Sands Holdings, Inc., to subscribe to and purchase 449,438 units valued at $0.89 per unit for an aggregate purchase price of $400,000.  Each unit comprises one share of common stock and one warrant of the Company.  Each warrant entitles the holder to purchase one additional share of common stock of the Company at an exercise price of $1.34 per share for a period of three years.

On February 23, 2011, the Company entered into a Private Placement Subscription for Non U.S. Subscribers with Black Sands Holdings, Inc., to subscribe to and purchase 510,204 units valued at $0.98 per unit for an aggregate purchase price of $500,000.  Each unit comprises one share of common stock and one warrant of the Company.  Each warrant entitles the holder to purchase one additional share of common stock of the Company at an exercise price of $1.47 per share for a period of three years.

On April 5, 2011, the Company issued 417,205 shares to settle the debt to equity conversion agreement entered into during the prior year, as a means of settling an outstanding loan and interest amount of $208,603. The fair value of the shares was $446,410, of which $237,807 was recognized as a loss on debt settlement in the statement of operations in the prior year.

On April 5, 2011, the Company issued a total of 500,000 shares to Mr. Alvaro Valencia, CEO and Director of the Company, as per his Independent Consulting Agreement. These shares were previously recorded as a stock payable.

On August 9, 2011, the Company entered into a Private Placement Subscription for Non U.S. Subscribers with Black Sands Holdings, Inc., to subscribe to and purchase 2,727,273 units valued at $0.22 per unit for an aggregate purchase price of $600,000.  Each unit comprises one share of common stock and one warrant of the Company.  Each warrant entitles the holder to purchase one additional share of common stock of the Company at an exercise price of $0.33 per share for a period of three years. The shares for this Private Placement were not issued by September 30, 2011 and, as such, the $600,000 proceeds were recorded as stock payable on the balance sheet.

The following is a summary of the common stock warrants granted, forfeited or expired and exercised.

	Warrants	Weighted Average Exercise Price Per Shares
Outstanding – October 1, 2010	0	$0.00
Granted	4,282,153	$0.70
Forfeited or expired	0	$0.00
Exercised	0	$0.00
Outstanding – September 30, 2011	4,282,153	$0.70

As of September 30, 2011, the Company has the following warrants to purchase common stock outstanding:

Number of Warrants Issued	Warrant Exercise Price Per Share	Warrant Expiration Date
595,238	1.26	October 5, 2013
449,438	1.34	January 25, 2014
510,204	1.47	February 23, 2014
2,727,273	0.33	August 9, 2014
4,282,153

NOTE 7 – INCOME TAXES

As of September 30, 2011, the Company had net operating loss carry forwards of $1,158,146 that may be available to reduce future years’ taxable income through 2029 to 2031. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carryforwards.

Components of net deferred tax assets, including a valuation allowance, are as follows at September 30, 2011 and 2010:

Deferred tax assets:	2011	2010
Net operating loss carryforward	$1,158,146	$226,869
Total deferred tax assets	$405,351	$79,404
Less: Valuation allowance	$(405,351)	$(79,404)
Net deferred tax assets	$–	$–

The valuation allowance for deferred tax assets as of September, 2011 was $405,351. In assessing the recovery of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. Management considers the scheduled reversals of future deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. As a result, management determined it was more likely than not the deferred tax assets would not be realized as of September 30, 2011.

Reconciliation between the statutory rate and the effective tax rate is as follows at September 30, 2011 and 2010:

	2011	2010
Federal statutory tax rate	(35.0)%	(35.0)%
Stock–based compensation	12.0%	7.0%
Interest accretion	6.0%	9.0%
Loss on extinguishment	.0%	10.0%
Valuation allowance	17.0%	9.0%
	–%	–%

NOTE 8 – SUBSEQUENT EVENTS

On December 12, 2011, the Company issued 2,727,273 shares of common stock to Black Sands Holdings, Inc. to settle a Private Placement Subscription Agreement entered on August 9, 2011.  These shares were recorded as stock payable on September 30, 2011.

Additionally, on December 12, 2011, the Company issued 750,000 shares of common stock to Mr. Alvaro J. Valencia, CEO and Director of the Company, in accordance with his Independent Consultant Agreement.  Of these shares, 500,000 were recorded as stock payable on September 30, 2011 and 250,000 were fully vested on October 31, 2011.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts set forth below, other than the SEC registration fee, are estimates and all expenses with respect to this registration statement will be paid by the Company.

SEC Registration Fee	$471.88
Legal Fees and Expenses*	[_. _]
Accountants Fees and Expenses*	1,500.00
Transfer and Disbursement Agent Fees*	[_. _]
Printing Costs*	[_. _]
Total	[_. _]

*	Estimated solely for the purposes of this Item. Actual expenses may vary.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Nevada Revised Statutes, our Articles of Incorporation exclude personal liability for our directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director’s liability under federal or applicable state securities laws. We have agreed to indemnify our directors against expenses, judgments and amounts paid in settlement in connection with any claim against a director if he acted in good faith and in a manner he believed to be in our best interests.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On March 31, 2010, the Company issued 1,000,000 shares of Common Stock to Future Gas under the Assignment and Assumption of Mineral Agreement. At the time of issuance, the shares of Common Stock were valued at $50,000 ($0.05 per share).

On February 4, 2010, we entered into a Stock Purchase Agreement with Russell B. Pace, Jr. for the purchase of 1,000,000 shares of Common Stock. The shares were issued on August 27, 2010.  At the time of issuance, the shares of Common Stock were valued at $50,000 ($0.05 per share).

On April 9, 2010, the Company agreed to issue 1,300,000 shares of Common Stock valued at $65,000 ($0.05 per share) to the parties involved in the Assignment of Coal Agreement and Assignment and Assumption of Mineral Agreement as introduction and assignment compensation. The shares were issued on August 27, 2010.

On April 9, 2010, the Company agreed to issue 1,000,000 shares of Common Stock valued at $50,000 ($0.05 per share) to Future Gas Holdings, Ltd. in lieu of a $50,000 cash payment due under a Coal Buy and Sell Agreement.  The shares were issued on August 27, 2010.

On June 30, 2010, the Company closed a private placement with Black Sands Holdings Inc., a corporation organized under the laws of the Marshall Islands (“Black Sands”), consisting of 800,000 shares of Common Stock at a purchase price of $0.50 per share, for gross proceeds of $400,000.

On August 1, 2010, the Company entered into an independent consultant agreement with CEO and Director Alvaro Valencia in which Mr. Valencia is entitled to receive over a period of four years, up to an aggregate amount of 4,000,000 of restricted shares of Common Stock.  The shares of Common Stock are to vest and be issued at the end of each three–month period. As of February 1, 2012, Mr. Valencia had earned a total of 1,500,000 shares. A total of 500,000 shares were issued to Mr. Valencia on April 5, 2011, and the additional 1,000,000 shares were issued subsequent to September 30, 2011.

On September 10, 2010, the Company agreed to enter into a debt-to-equity conversion with Black Sands, as a means of settling an outstanding loan in the amount of $208,603 by issuing 417,205 shares of Common Stock. The fair value of the shares of Common Stock was $446,410 at the time of issuance.

On October 5, 2010, the Company entered into a Private Placement Subscription for Non-U.S. Subscribers with Black Sands to subscribe to and purchase 595,238 units valued at $0.84 per unit for an aggregate purchase price of $500,000.  Each unit was comprised of one share of Common Stock and one warrant of the Company.  Each warrant entitles the holder to purchase one additional share of Common Stock at an exercise price of $1.26 per share for a period of three years.

On January 25, 2011, the Company entered into a Private Placement Subscription for Non-U.S. Subscribers with Black Sands to subscribe to and purchase 449,438 units valued at $0.89 per unit for an aggregate purchase price of $400,000.  Each unit comprises one share of Common Stock and one warrant of the Company.  Each warrant entitles the holder to purchase one additional share of Common Stock at an exercise price of $1.34 per share for a period of three years.

On February 23, 2011, the Company entered into a Private Placement Subscription for Non-U.S. Subscribers with Black Sands to subscribe to and purchase 510,204 units valued at $0.98 per unit for an aggregate purchase price of $500,000.  Each unit comprises one share of Common Stock and one warrant of the Company.  Each warrant entitles the holder to purchase one additional share of Common Stock at an exercise price of $1.47 per share for a period of three years.

On August 9, 2011, the Company entered into a Private Placement Subscription for Non-U.S. Subscribers with Black Sands to subscribe to and purchase 2,727,273 units valued at $0.22 per unit for an aggregate purchase price of $600,000.  Each unit comprises one share of Common Stock and one warrant of the Company.  Each warrant entitles the holder to purchase one additional share of Common Stock at an exercise price of $0.33 per share for a period of three years. The shares of Common Stock for this Private Placement were not issued by September 30, 2011.

On February 17, 2012, the Company entered into the SEDA with YA Global.  In connection with the SEDA, the Company issued to YA Global, in a private placement, an aggregate of 734,394 shares of Common Stock as complete payment of a $120,000 commitment fee of in connection with the contemplated transactions.

On February 21, 2012, the Company entered into a Private Placement Subscription for Non-U.S. Subscribers with Black Sands to subscribe to and purchase 1,666,667 units valued at $0.12 per unit for an aggregate purchase price of $200,000.  Each unit comprises one share of Common Stock and one warrant of the Company.  Each warrant entitles the holder to purchase one additional share of Common Stock at an exercise price of $0.18 per share for a period of three years.

In connection with each of the foregoing transactions, and with each issuance by us of the shares of Common Stock listed above, we relied upon the exemption from securities registration afforded by Section 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of our Company or executive officers or directors of our Company, and transfer was restricted by our Company in accordance with the requirements of the Securities Act. In addition to representations by the above–referenced persons, we made independent determinations that all of the above–referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment and that they understood the speculative nature of their investment. Furthermore, all of the above–referenced persons were provided with access to our SEC filings. The proceeds from the sale of shares in all cases were used for general corporate purposes.

ITEM 16. EXHIBITS.

(a) Exhibits

Exhibit No.
2.1
Agreement and Plan of Merger, dated as of July 9, 2010, between American Power Merger Corporation. And American Power Corporation (filed as Exhibit 10.1 to the Company’s Form 8–K filed July 13, 2010 and incorporated by reference herein)

3.1	Articles of Incorporation (filed as Exhibit 3(i) to the Company’s Registration Statement on Form S–1 filed June 6, 2008 and incorporated by reference herein)
3.2*	Amended and Restated Articles of Incorporation
3.3	Bylaws (filed as Exhibit 3(ii) to the Company’s Registration Statement on Form S–1 filed June 6, 2008 and incorporated by reference herein)
5.1*	Opinion of Davis Graham & Stubbs LLP
10.1
Coal Buy and Sell Agreement, dated February 4, 2010, by and between JBM Energy Company, LLC and Future Gas Holdings, Ltd. (filed as Exhibit 10.1 to the Company’s Form 8–K filed April 5, 2010 and incorporated by reference herein)

10.2
Consulting Agreement, dated as of February 4, 2010, by and between Russell B. Pace, Jr. and the Company (filed as Exhibit 10.3 to the Company’s Form 8–K filed April 5, 2010 and incorporated by reference herein)

10.3
Stock Agreement, dated as of February 4, 2010, by and between Russell B. Pace, Jr. and Future Gas Holdings, Ltd. (filed as Exhibit 10.4 to the Company’s Form 8–K filed April 5, 2010 and incorporated by reference herein)

10.4
Mineral Buy and Sell Agreement, dated as of February 4, 2010, by and between Russell B. Pace, Jr. and Future Gas Holdings, Ltd. (filed as Exhibit 10.6 to the Company’s Form 8–K filed April 5, 2010 and incorporated by reference herein)

10.5
Assignment and Assumption of Coal Agreement, dated as of March 31, 2010, by and between JBM Energy Company, LLC, Future Gas Holdings, Ltd. and the Company (filed as Exhibit 10.2 to the Company’s Form 8–K filed April 5, 2010 and incorporated by reference herein)

10.6
Assignment and Assumption of Stock and Consulting Agreements, dated as of March 31, 2010, by and between Russell B. Pace, Jr., Future Gas Holdings, Ltd. and the Company (filed as Exhibit 10.5 to the Company’s Form 8–K filed April 5, 2010 and incorporated by reference herein)

10.7
Assignment and Assumption of Mineral Buy and Sell Agreement, dated as of March 31, 2010, by and between Russell B. Pace, Jr., Future Gas Holdings, Ltd. and the Company (filed as Exhibit 10.7 to the Company’s 10–K filed January 5, 2012 and incorporated by reference herein)

10.8
10% Unsecured Loan Agreement, dated as of April 6, 2010, by and between the Company and Black Sands Holdings Inc. (filed as Exhibit 10.7 to the Company’s 10–K filed January 5, 2012 and incorporated by reference herein)

10.9
Escrow Agreement, dated as of April 9, 2010, by and between JBM Energy Company, LLC, Russell B. Pace, Jr., the Company and Realty Title Company, Inc. (filed as Exhibit 10.1 to the Company’s Form 8–K filed April 14, 2010 and incorporated by reference herein)

10.10
Quit Claim Mineral Deed, dated as of April 9, 2010, by Russell B. Pace, Jr. in favor of the Company (filed as Exhibit 10.2 to the Company’s Form 8–K filed April 14, 2010 and incorporated by reference herein)

10.11	Promissory Note, dated as of April 9, 2010, by the Company in favor of Russell B. Pace, Jr. (filed as Exhibit 10.4 to the Company’s Form 8–K filed April 14, 2010 and incorporated by reference herein)
10.12
Promissory Note, dated as of April 9, 2010, by the Company in favor of JBM Energy Company, LLC (filed as Exhibit 10.5 to the Company’s Form 8–K filed April 14, 2010 and incorporated by reference herein)

Exhibit No.
10.13
Private Placement Subscription For Non U.S. Subscribers, dated as of June 30, 2010, by and between the Company and Black Sands Holdings Inc. (filed as Exhibit 10.1 to the Company’s Form 8–K filed June 30, 2010 and incorporated by reference herein)

10.14
Independent Consulting Agreement, dated as of August 1, 2010, by and between the Company and Alvaro Valencia (filed as Exhibit 10.1 to the Company’s Form 8–K filed August 4, 2010 and incorporated by reference herein)

10.15
Stock Issuance Agreement, dated as of September 10, 2010, by and between the Company and Black Sands Holdings Inc. (filed as Exhibit 10.1 to the Company’s Form 8–K filed September 13, 2010 and incorporated by reference herein)

10.16
Settlement Agreement, dated as of October 9, 2010, by and between the Company and Black Sands Holdings Inc. (filed as Exhibit 10.12 to the Company’s Form 8–K filed September 13, 2010 and incorporated by reference herein)

10.17
Private Placement Subscription For Non U.S. Subscribers, dated as of October 10, 2010, by and between the Company and Black Sands Holdings Inc. (filed as Exhibit 10.1 to the Company’s Form 8–K filed October 8, 2010 and incorporated by reference herein)

10.18
Private Placement Subscription For Non U.S. Subscribers, dated as of January 4, 2011, by and between the Company and Black Sands Holdings Inc. (filed as Exhibit 10.1 to the Company’s Form 8–K filed February 2, 2011 and incorporated by reference herein)

10.19
Letter Agreement, dated as of January 28, 2011, by and between Gryphon Partners Canada Inc. (filed as Exhibit 10.1 to the Company’s Form 8–K filed February 2, 2011 and incorporated by reference herein)

10.20
Private Placement Subscription For Non U.S. Subscribers, dated as of February 23, 2011, by and between the Company and Black Sands Holdings Inc. (filed as Exhibit 10.1 to the Company’s Form 8–K filed February 28, 2011 and incorporated by reference herein)

10.21
Private Placement Subscription For Non U.S. Subscribers, dated as of August 9, 2011, by and between the Company and Black Sands Holdings Inc. (filed as Exhibit 10.1 to the Company’s Form 8–K filed August 11, 2011 and incorporated by reference herein)

10.22
Private Placement Subscription For Non U.S. Subscribers, dated as of February 21, 2012, by and between the Company and Black Sands Holdings Inc. (filed as Exhibit 10.1 to the Company’s Form 8–K filed February 28, 2012 and incorporated by reference herein)

10.23
Standby Equity Distribution Agreement, dated as of February 17, 2012, by and between American Power Corp. and YA Global Master SPV Ltd. (filed as Exhibit 10.1 to the Company’s Form 8–K filed February 24, 2012 and incorporated by reference herein)

10.24
Amended and Restated Standby Equity Distribution Agreement, dated as of June 13, 2012, by and between American Power Corp. and YA Global Master SPV Ltd. (filed as Exhibit 10.2 to the Company’s Form 8–K filed June 13, 2012 and incorporated by reference herein)

10.25
Amended and Restated Coal Buy and Sell Agreement, dated as of March 26, 2012, by and between JBM Energy Company, LLC and American Power Corp. (filed as Exhibit 10.1 to the Company’s Form 8–K/A filed March 30, 2012 and incorporated by reference herein)

10.26
Amended and Restated Mineral Buy and Sell Agreement, dated as of March 26, 2012, by and between Russell B. Pace, Jr. and American Power Corp. (filed as Exhibit 10.3 to the Company’s Form 8–K/A filed March 30, 2012 and incorporated by reference herein)

10.27
Amendment to Escrow Agreement, dated as of March 26, 2012, by and between Russell B. Pace, Jr., American Power Corp. and Realty Title Company (filed as Exhibit 10.5 to the Company’s Form 8–K/A filed March 30, 2012 and incorporated by reference herein)

10.28
Form of Amended and Restated Promissory Note pursuant to the Amendment to Coal Buy and Sell Agreement, dated as of March 26, 2012 (filed as Exhibit 10.2 to the Company’s Form 8–K/A filed March 30, 2012 and incorporated by reference herein)

Exhibit No.
10.29
Form of Amended and Restated Promissory Note pursuant to the Amendment to Mineral Buy and Sell Agreement, dated as of March 26, 2012 (filed as Exhibit 10.4 to the Company’s Form 8–K/A filed March 30, 2012 and incorporated by reference herein)

23.1*	Consent of De Joya Griffith & Company, LLC
23.2*	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
____________________
*	Filed herewith

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post–effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post–effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each post–effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post–effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(5)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)           Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(h)(3)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on June 22, 2012.

AMERICAN POWER CORP.

By: /s/ Alvaro Valencia
Name: Alvaro Valencia
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alvaro Valencia	President and Chief Executive Officer (principal executive officer) and Director	June 22, 2012
Alvaro Valencia

/s/ Johannes Petersen	Chief Financial Officer and Secretary (principal financial and accounting officer) and Director	June 22, 2012
Johannes Petersen